____________________________________________________________________________________________________________________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________

FORM 6-K
________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: September 26, 2023

Commission File Number: 001-39777

________________________

NANOBIOTIX S.A.
(Exact name of registrant as specified in its charter)
_________________________

Nanobiotix S.A.
60 rue de Wattignies
75012 Paris, France
(Address of principal executive office)

_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

______________________________________________________________________________________________
______________________________________________________________________________________________

This Form 6-K, including Exhibits 99.1, 99.2, 99.3 and 101, is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-262545) and Form S-8 (File Nos. 333-253062, 333-257239 and 333-272947).

Our Half-Year Report, filed as Exhibit 99.1 hereto, includes references to the Company’s website at http://www.nanobiotix.com. Such reference to the Company’s website is an inactive textual reference only, and the information contained in, or that can be accessed through, the Company’s website, including the Company’s universal registration document filed with the French Financial Markets Authority (Autorité des Marchés Financiers – the AMF), is not filed as a part of this Form 6-K.

EXHIBIT INDEX

Exhibit	Description
99.1	Half-Year Financial Report From January 1, 2023 to June 30, 2023
99.2	Summary of License Agreement by and between Janssen Pharmaceutica NV and Nanobiotix S.A., dated July 7, 2023
99.3	Supplemental Risk Factor relating to License Agreement by and between Janssen Pharmaceutica NV and Nanobiotix S.A., dated July 7, 2023
101
The following materials from Exhibit 99.1 (Nanobiotix S.A.’s Half-Year Financial Report From January 1, 2023 to June 30, 2023) filed on this on Form 6-K formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the unaudited interim condensed statements of consolidated financial position, (ii) the unaudited interim condensed statements of consolidated operations, (iii) the unaudited interim condensed statements of consolidated comprehensive loss, (iv) the unaudited interim condensed statements of consolidated changes in shareholders’ equity, (v) the unaudited interim condensed statements of consolidated cash flows, and (vi) the notes to the unaudited interim condensed financial consolidated statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANOBIOTIX S.A.

/s/ LAURENT LEVY
By:	Laurent Levy, Ph.D.
Title:	Chairman of the Executive Board

Date: September 26, 2023

NANOBIOTIX
HALF-YEAR FINANCIAL REPORT
From January 1, 2023 to June 30, 2023

September 26, 2023

EXHIBIT 99.1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This interim and semi-annual report (the “Report”) contains “forward-looking statements” within the meaning of applicable federal securities laws, including the Private Securities Litigation Reform Act of 1995. All statements other than present and historical facts and conditions contained in this Report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “shall,” “should,” “will,” or the negative of these and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those described in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on April 24, 2023 under “Item 3.D. Risk Factors” and those set forth in the universal registration document of Nanobiotix filed with the French Financial Markets Authority (Autorité des Marchés Financiers – the AMF) on April 24,2023, (copies of which are available on www.nanobiotix.com). These risks and uncertainties include factors relating to:

•our ability to successfully develop and commercialize NBTXR3, including through the License Agreement by and between Janssen Pharmaceutica NV and Nanobiotix, dated July 7 2023 (the “Janssen Agreement”);

•our ability to expand our product pipeline by developing and commercializing NBTXR3 in additional indications, including in combination with chemotherapies or I-O treatment;

•our ability to compete with institutions with greater financial resources and expertise in research and development, preclinical testing, clinical trials, manufacturing and marketing;

•the completion of applicable pre-marketing regulatory requirements and/or our ability to maintain regulatory approvals and certifications for our products and product candidates and the rate and degree of market acceptance of our product candidates, including NBTXR3;

•regulatory developments in the United States, the European Union (the “EU”), and other countries;

•the initiation, timing, progress and results of our preclinical studies and clinical trials, including those trials to be conducted under our collaborations with the MD Anderson Cancer Center of the University of Texas (“MD Anderson”), Lian Oncology Limited (“LianBio”), Cancer Center of the University of Texas (“MD Anderson”), Lian Oncology Limited (“LianBio”);

•the expected timeline of our clinical trial completion, including our ability, and the ability of our development partners, to successfully conduct, supervise and monitor clinical trials for our product candidates and to complete clinical trial NANORAY-312 within the expected timeline considering a number of factors, including the rate of patient enrollment;

•our ability to obtain raw materials and maintain and operate our facilities to manufacture our product candidates;

•our ability to manufacture, market and distribute our products upon successful completion of applicable pre-marketing regulatory requirements, specifically NBTXR3;

•our ability to achieve the commercialization goals for NBTXR3;

•our ability to effectively execute under our collaboration agreements and to effectively resolve disputes, if any;

•our reliance on Janssen to conduct the NBTXR3 co-development and commercialization activities in accordance with the Janssen Agreement, including the potential for disagreements or disputes; the risk that Janssen may exercise its discretion in a manner that limits the resources contributed toward the development of NBTXR3; and the ability of Janssen to exercise its termination rights under the Janssen Agreement without cause;

•our ability to obtain funding for our operations;

•our ability to attract and retain key management and other qualified personnel;

•our global operations and exposure to global markets;

•our ability to protect and maintain our intellectual property rights, manufacturing know-how and proprietary technologies and our ability to operate our business without infringing upon the intellectual property rights and proprietary technologies of third parties;

•our ability to effectively deploy our capital resources and to comply with covenants in our financing instruments that may restrict our ability to deploy capital resources, such as the minimum cash and cash equivalents requirements under our loan agreement with the European Investment Bank (as amended, the “EIB loan”);

•future revenue, expenses, capital expenditures, capital requirements and performance of our publicly traded equity securities;

•our status as a foreign private issuer and emerging growth company and the reduced disclosure requirements associated with maintaining these statuses; and

•the potential effects of the COVID-19 pandemic on our business operations and clinical development timelines and plans.

In addition, statements that “we believe” or “the Company believes” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to the Company as of the date of this Report, and while the Company believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and the Company statements should not be read to indicate that the Company has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Furthermore, the Company has identified the risks arising from Nanobiotix’s reliance on Janssen to conduct the co-development and commercialization activities with respect to NBTXR3 in accordance with the Janssen Agreement, including the potential for disagreements or disputes under such license agreement; the risk that Janssen may exercise its discretion in a manner that limits the resources contributed toward the development of NBTXR3 under such agreement or may exercise its termination rights of the agreement without cause.

As a result of these factors, the Company cannot assure that the forward-looking statements in this Report will prove to be accurate. Furthermore, if the forward-looking statements of the Company prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements these statements should not be regarded or considered as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This Report should be read with the understanding that the Company’s actual future results may be materially different from what is expected. The Company qualifies all of the forward-looking statements by these cautionary statements.

INTERIM ACTIVITY REPORT

1. COMPANY INFORMATION

Nanobiotix, a société anonyme registered with the Paris registry of trade and companies under number 447 521 600 and having its registered office at 60 rue de Wattignies, 75012, Paris (“Nanobiotix” or the “Company” and, with its subsidiaries, the “Group”), is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to the treatment of cancer and other significant unmet medical needs with the express intent of favorably impacting the lives of millions of patients.
Nanobiotix believes that the nanotherapeutics it is developing for the treatment of cancer have the potential to significantly enhance patients’ response to radiotherapy and increase the number of patients that may benefit from systemic cancer treatments, including targeted therapeutics and chemotherapy.
Incorporated in 2003, Nanobiotix is headquartered in Paris, France. The Company also has subsidiaries in Cambridge, Massachusetts (United States), France, Spain, and Germany. The Group has been listed on Euronext: Paris under the ticker symbol “NANO” since 2012 (ISIN: FR0011341205, Bloomberg Code: NANO:FP) and on the Nasdaq Global Select Market in the United States under the ticker symbol “NBTX”since December 2020.
The Group is the owner of more than 20 patent families associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.
The Company’s resources are primarily devoted to the development of its lead product candidate–NBTXR3—which is the product of its proprietary oncology platform.

2. SIGNIFICANT EVENTS DURING THE SIX-MONTH PERIOD ENDED JUNE 30, 2023

Nanobiotix has been focused on advancing NBTXR3 as a single agent in head and neck squamous cell carcinoma (HNSCC) programs with its two ongoing trials, Study 102 and NANORAY-312, evaluating NBTXR3 in locally advanced HNSCC. Alongside these programs, Nanobiotix is also pursuing Study 1100, a multi-cohort Phase 1 trial evaluating NBTXR3 followed by anti-PD-1 checkpoint inhibitors in patients with several types of solid tumors that are naive or resistant to anti-PD-1 therapy. In addition, Nanobiotix continues to work with MD Anderson investigating NBTXR3 in other clinical programs including head and neck, pancreatic, lung and esophageal trials.
Nanobiotix announced on May 5, 2023, that it entered into final contract negotiations for development and commercialization of NBTXR3 with a major global pharmaceutical company. These negotiations culminated with the announcement on July 10, 2023 of the signing of the License Agreement for worldwide co-development and commercialization of NBTXR3 with Janssen Pharmaceutica NV (“Janssen”), a Johnson & Johnson company (see for more details the section II. Note 23 of this report).
As of June 30, 2023, the Company signed a global trial collaboration agreement (or “GTCA”) with LianBio in connection with the License Agreement signed on May 11, 2021. As contemplated by the LianBio license agreement, LianBio shall participate in the global registrational Phase 3 trial “HNSCC 312” conducted by Nanobiotix, with regards to NANORAY-312 trials conducted within the licensed territories in China and East Asia. According to the GTCA, LianBio is responsible for all internal and external costs incurred in connection with the study in the licensee territories as well as all external costs and expenses incurred by or on behalf of the Company for the global study that are generally applicable to both (i) the study in the licensee territories with respect to the patients enrolled within the enrollment commitment and (ii) the portion of the global study conducted outside of the licensee territories.
F-2

3. COMPANY ACTIVITY OVER THE SIX MONTHS ENDED 2023

3.1. Revenue and other income

Revenue and other income for the six months ended June 30, 2023 was €3.3 million, compared to €1.3 million for the six months ended June 30, 2022. This rise is mainly related to an increase in Research tax credit for €0.6 million and an increase of €1.3 million in ‘Other Income’ . The increase in ‘Other income’ mainly relates to the global trial collaboration agreement (or “GTCA”) signed as of June 30, 2023 with LianBio in connection with the LianBio License Agreement signed on May 11, 2021 (See Note 4.1 for further information). Recharge of cumulated costs to LianBio, amounting to €1.3 million, has started to be invoiced as of June 30, 2023, and has been recorded within ‘Other Income’, as it relates to non-IFRS 15 components of the LianBio agreement.

The components of the revenue and other income of the Company are set forth in the table below:

	For the six-month period ended June 30,
(in thousands of euros)	2023	2022
Services	—	—
Other sales	—	—
Total revenue	—	—
Research tax credit	1,604	1,053
Subsidies	202	111
Other Income	1,487	165
Total other income	3,293	1,329
Total revenue and other income	3,293	1,329
3.2 Costs

The operating costs for the first half of 2023 totaled €28.7 million compared to €27.2 million in the first half of 2022. The relative weight of R&D and SG&A expenses as percentage of total operating expenses changed from 61% and 35%, respectively, in the first half of 2022 to 62% and 38% in the first half of 2023 as other operating income and expenses changed from 4% in the first half of 2022 to 0% in the first half of 2023.

During the first half of 2023, the €1.2 million increase of SG&A expenses is mainly explained by €1.4 million in fees to be paid to a financial adviser, subject to an advisory services agreement between the parties which has been subsequently terminated, with a counterpart included in Other Payables as a payable as of June 30, 2023 (See Note 13.2 and Note 23), offsetting efficiencies gained elsewhere (see Note 16.2).

As of June 30, 2022, PharmaEngine , Inc. (“PharmaEngine”) became eligible pursuant to the Termination and Release Agreement entered into in March 2021 for an additional $1 million payment following receipt and validation of certain clinical study reports. As these reports were received and pending validation as of June 30, 2022, the outflow of resources to settle the obligation could be reliably estimated and the $1 million was accrued as a provision, impacting Other operating income and expenses (See Note 16.5) with a counterpart included in Other Payables (See Note 13.1).

	For the six-month period ended		For the six-month period ended
(in thousands of euros)	June 30, 2023	Relative weight	June 30, 2022	Relative weight
R&D expenses	17,805	62%	16,608	61%
SG&A expenses	10,864	38%	9,635	35%
Other operating income and expenses	(6)	—%	963	4%
Total operating expenses	28,663	100%	27,206	100%

3.3 Results

The operating result is a loss of €25.4 million for the six-month period ended June 30, 2023 compared to a loss of €25.9 million for the same period in 2022. Operating result comprises revenue and other income and operating expenses. (See section II Notes 15 and 16 Operating Revenues and Expenses)

The financial result is a loss of €2.7 million for the six-month period ended June 30, 2023 compared to a loss of €0.5 million for the same period in 2022. (See Section II Note 18 Net financial income (loss))

The net loss for the six-month period ended June 30, 2023 was €28.1 million compared to a net loss of €26.4 million for the same period in 2022.

4. FUTURE PROSPECTS

Nanobiotix is evaluating NBTXR3 as a broadly applicable therapeutic candidate with the potential to improve local and systemic control in order to extend survival for patients with locally advanced or metastatic solid tumors. NBTXR3 is designed to be integrated into any clinical setting where radiotherapy is a part of the treatment protocol and the target tumor can be reached for injection.

The most advanced of Nanobiotix’s programs is the Company’s evaluation of NBTXR3 as a single agent activated by radiotherapy for elderly, frail patients with locally advanced head and neck cancer who are ineligible for platinum-based chemotherapy. The Company is enrolling patients in NANORAY-312, the pivotal Phase 3 study of NBTXR3 in this population, in the three main areas including Europe, Asia through its partner LianBio, and the United States in the fourth quarter of 2022. A futility analysis is planned in the first half of 2024 and an interim efficacy analysis is expected in the second half of 2024. The United States Food and Drug Administration (FDA) granted Fast Track designation for the population in this study. It may be possible to seek accelerated approval based on Progression-Free Survival data to be evaluated in the pre-specified interim efficacy analysis, while full approval would be sought based on Overall Survival data at the conclusion of the study. The NANORAY-312 protocol is supported by data from Study 102, a Phase 1 dose escalation and dose expansion trial in Europe evaluating NBTXR3 in frail, elderly patients who are ineligible for platinum-based chemotherapy and intolerant to cetuximab. In March 2022, Nanobiotix reported new data as of a cut off date of February 2022 from the expansion phase of Study 102 highlighting a potential clinical benefit of NBTXR3, with a median Overall Survival of 23 months in 44 evaluable patients. Recruitment for Study 102 is complete and data with a minimum follow-up of one year for the full study population is expected later in 2023.

Nanobiotix aims with its collaborative partners to deliver an industry-leading treatment franchise for patients with head and neck cancer and, subsequently, to potentially scale this model across additional indications. To this end, the Company is running an immunotherapy program evaluating radiotherapy-activated NBTXR3 in combination with anti-PD-1 immune checkpoint inhibitors. This program aims to assess the potential of NBTXR3 activated by radiotherapy in combination with immune checkpoint inhibitors (ICIs) to: (i) overcome resistance to ICIs; (ii) improve local as well as systemic disease control; and (iii) extend survival. The Company has received preliminary feedback from the United States Food and Drug Administration informing development of a pivotal Phase 3 protocol for the treatment of patients with locoregional/recurrent (LRR) or recurrent/metastatic (R/M) head and neck cancers that are resistant to prior anti-PD-1 therapy. The design of this study will be supported by data from Study 1100, a Phase 1 study carried out at US investigational sites evaluating NBTXR3 in combination with pembrolizumab or nivolumab for patients with LRR or R/M head and neck cancer, with lung and/or liver metastases. In September 2022, the recommended Phase 2 dose was determined at 33% in all three cohorts upon completion of the escalation part of the study. In November of 2022, Nanobiotix reported data from Study 1100 on 21 evaluable patients (out of 28 total) showing an objective reduction in target lesions in 71% of 21 patients and 67% of 15 patients who were anti-PD-1 resistant.

Given the potentially broad applicability of NBTXR3, Nanobiotix has engaged world class strategic partners to expand development of the therapeutic candidate in parallel with Company-led single agent and immunotherapy combination pathways. Nanobiotix is in a collaboration with LianBio in the Asia-Pacific region to support NANORAY-312, and LianBio has committed to enroll patients in four additional registrational studies conducted by Nanobiotix across indications and therapeutic combinations. In the United States, Nanobiotix is engaged in a strategic collaboration with The University of Texas MD Anderson Cancer (MD Anderson) evaluating NBTXR3 as a single agent in pancreatic and lung cancer, in combination with immunotherapy in head and neck cancer and solid tumors, and in combination with chemotherapy in esophageal cancer. Most recently in July MD Anderson iniated a fifth study, a Phase 1/2 study evaluating NBTXR3 activated by radiation therapy in combination with anti-PD-1/L-1 immune checkpoint inhibitors for the treatment of patients with advanced solid tumor malignancies that have spread to the lungs (lung metastases) and/or liver (liver metastases). Early data from certain studies under the collaboration with MD Anderson are expected later in 2023 and in 2024.

On July 10, 2023, the Company announced to have executed a license agreement (the “Janssen Agreement”) with Janssen Pharmaceutica NV (“Janssen”), one of the Janssen Pharmaceutical Companies of Johnson & Johnson. Under the Janssen Agreement, the Company granted Janssen an exclusive royalty-bearing license for the development, manufacturing, commercialization and other exploitation of the investigational, potential first-in-class radioenhancer NBTXR3 and any product that contains NBTXR3 as an active ingredient. Nanobiotix will continue to pursue its current development program in head and neck cancer.

Nanobiotix announced on September 5, 2023, the appointment of Louis Kayitalire, MD, as Chief Medical Officer. Dr. Kayitalire brings an exceptional biopharmaceutical industry track record with proven success in the research, development, registration, and commercialization of therapeutics in oncology.

5. MAIN RISKS AND UNCERTAINTIES

The Company estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from internal research, and are based on assumptions made by management, which management believes to be reasonable, based on such data and its knowledge of such industry and market. In addition, while management believes the market opportunity information included in this semi-annual report is generally reliable and is based on reasonable assumptions, such data and Company’s activities involve risks and uncertainties that the Company may face in the remaining six months of the financial year.

These main risks and uncertainties are identical to those presented in Section 1.5 of the Company’s universal registration document filed with the French Financial market authority (l’Autorité des marchés financiers or the “AMF”) on April 24, 2023 (the “2022 URD”) and the Company’s Annual Report on Form 20-F under “Item 3.D Risk Factors”, as amended, for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission on April 24, 2023 (the “2022 20-F”) (copies of 2022 URD and 2022 20-F are available on the Company’s website (www.nanobiotix.com)) and the one presented in the Exhibit 99.3 of this Half-Year report.

6. TRANSACTIONS WITH RELATED PARTIES

No transactions with related parties have occurred in the first half of 2023 other than compensation of executive and supervisory board members as implemented within this first half of 2023 according to applicable corporate governance law (See Section II Note 22 Related Parties of this report) with no significant change in comparison to the terms during the financial year ending December 31, 2022.

Such related-party transactions entered into during the financial year ending December 31, 2022 are mentioned in Note 24 to the consolidated financial statements for the financial year ending December 31, 2022.

7. LIQUIDITY AND CAPITAL RESOURCES

7.1 Introduction

During the six-month period ended June 30, 2023, the Company’s operations have focused on its organization and staffing, business development and financial planning, maintaining its intellectual property portfolio, conducting preclinical studies and clinical trials, and negotiating the Janssen Agreement.

Since its inception, the Company has incurred significant operating losses. Historically, Nanobiotix has financed its operations and growth primarily through:

•the issuance of ordinary shares of the Company, including the net proceeds from the initial public offering of the Company on the regulated market Euronext in Paris in October 2012, from several public and private placement capital increases and from the global offering of the Company, including its U.S. initial public offering, in December 2020.

•loans, conditional advances and grants awarded by governmental entities, including:

1.The EIB finance contract and royalties agreement granted by the EIB in July 2018 and amended in October 2022, from which the Company drew (i) the initial tranche of €16.0 million (repayable in a single installment at maturity), except for payment-in-kind (“PIK”) interest capitalized until and due in October 2023 following entry into the Janssen Agreement) upon satisfying the requisite documentary criteria released in October 2018 and (ii) the second tranche of €14.0 million (repayable in semi-annual installments of principal and interest after a two year grace period) in March 2019 upon achieving the requisite performance criteria (the positive evaluation of the Phase 3 clinical benefit/risk ratio of NBTXR3 for the treatment of STS by the French notified body covering medical devices, GMED, and the successful identification of the recommended NBTXR3 dosage in the locally advanced head and neck cancers clinical trial).

2.A €2.1 million repayable advance received from Bpifrance in 2013 through France’s Strategic Industrial Innovation program, an interest-free innovation loan of €2.0 million from Bpifrance received in September 2016 and a non-dilutive €1.0 million financing agreement granted in June 2020 as part of Bpifrance’s Deep Tech program in order to support Curadigm’s Nanoprimer technology.

3.an aggregate of €10 million in state guaranteed loans (“Prêt garanti par l’Etat” or “PGE”) pursuant to a €5 million PGE agreement with HSBC France in June 2020 (the “HSBC PGE Loan”) and a €5 million PGE agreement with Bpifrance in July 2020 (the “Bpifrance PGE Loan”).

For more information about these financing agreements, please see below Note 4.3 EIB Financing Agreement and Note 12 Financial Liabilities.

7.2 Historical Changes in Cash Flows

The table below summarizes the cash inflows and outflows of the Company for the six months ended June 30, 2023 and 2022:

	For the six-month period ended
	June 30, 2023	June 30, 2022
Net cash flows from (used in) operating activities	(17,275)	(17,518)
Net cash flows from (used in) investing activities	(327)	53
Net cash flows from (used in) financing activities	(2,138)	(3,506)
Effect of exchange rates changes on cash	(18)	71
Net increase (decrease) in cash and cash equivalents	(19,759)	(20,900)

Cash Flows from / used in operating activities

The Company’s net cash flows used in operating activities were €17.3 million and €17.5 million for the six-month period ended June 30, 2023 and 2022, respectively. The variation of cash flows used in operating activities is mainly driven by an increase of cash outflows used in operations of €1.5 million primarily resulting from increased R&D related expenses, offset by a favorable decrease in working capital of €1.8 million mainly due a cash management program set-up at the end of June 2023 with selected vendors (see Note 13.1 Trade and other Payables).

Cash Flows from / used in investing activities

The Company’s net cash flows used in investing activities for the six months ended June 2023 were €0.3 million mainly relating to acquisition of property, plant and equipment. (see Note 6. Property, plant and equipment)

For the six months ended June 30, 2022, net cash flows from investing activities amounted to a credit of €0.1 million mainly relating to a security deposits refund of €133 thousand.

Cash Flows from / used in financing activities

The Company’s net cash flows used in financing activities were €2.1 million for the six months ended June 30, 2023 as compared with €3.5 million for the six months ended June 30, 2022.

Net cash flows used in financing activities for the six months ended June 30, 2023 were primarily attributable to loan reimbursement including interest for respectively €1.3 million of PGE, €0.2 million to EIB, and €0.4 million to BPI.

Net cash flows used in financing activities for the six months ended June 30, 2022 were primarily attributable to loan reimbursement including interest for respectively €2.6 million to EIB and €0.3 million to BPI.

7.3 Repayable advances, loans and lease liabilities

Repayable advances, loans and lease liabilities of the Company are displayed in Section II Note 12. Financial liabilities of this report.

7.4 Obligations related to the termination of the PharmaEngine agreement

In March 2021, the Company and PharmaEngine mutually agreed to terminate the license and collaboration agreement entered into in August 2012.

During the six-month period ended June 30, 2022, the Company was not required to pay any amount to PharmaEngine under the termination agreement signed between the parties.

The Company has booked $1 million as accrued expenses payable to PharmaEngine in connection with the termination agreement signed as of December 31, 2021. On August 18, 2022 the Company paid $1 million to PharmaEngine, in compliance with terms and conditions of the termination contract agreement.

PharmaEngine is eligible to receive an additional $5 million upon the second regulatory approval of NBTXR3 in any jurisdiction in the world and for any indication. The Company has also agreed to pay royalties to PharmaEngine at low single-digit royalty rates with respect to sales of NBTXR3 in the Asia-Pacific region for a 10-year period beginning at the date of the first sales in the region.

7.5 Operating Capital Requirements

Since its inception, the Company has recorded operating losses every year, due primarily to research and development expenses incurred in connection with its efforts to advance the Company’s development program for NBTXR3. The Company’s net losses were €28.1 million and €26.4 million for the six months ended June 30, 2023 and 2022, respectively. The Company’s net losses may fluctuate significantly from period-to-period, depending on the timing of its clinical trials and its expenditures on other research and development activities. The Company may also incur incremental SG&A expenses in the future in relation to its global licensing, co-development and commercialization agreement relating to NBTXR3, business development activities related to other technology platforms as well as financing operations.

The Company anticipates that its expenses and capital requirements will increase substantially in connection with its ongoing activities, as it:

•advances its ongoing clinical trials of NBTXR3;
•initiates and conducts additional planned clinical trials of NBTXR3;
•continues the research and development of other product candidates or other applications of NBTXR3;
•seeks regulatory approvals for any product candidates that successfully complete clinical trials;
•scales-up its manufacturing capabilities to support the launch of additional clinical trials, its obligations pursuant to collaboration agreements, and the commercialization of the Company’s product candidates, if approved;
•maintains, expands and protects its intellectual property portfolio;
•hires additional, among others, clinical, quality control and scientific personnel; and

•adds operational, financial and management information systems and personnel, including personnel to support its product development and commercialization efforts.

Pursuant to the terms of the finance contract for the EIB loan, for so long as the EIB loan remains outstanding, the Company was required to maintain a minimum cash and cash equivalents balance equal to the outstanding principal owed to EIB which is €25.3 million as of June 30, 2023. The remaining principal of the loan would become payable, together with accrued interest, prepayment fees and other accrued or outstanding amounts, if and when requested by EIB, if the cash balance were to fall below this minimum cash amount requirement. However, in March 2023, the Company has obtained a temporary waiver that reduces the minimum cash balance requirement by €15.0 million: upon the Company’s entry into the global licensing agreement executed with Janssen - condition that has been fulfilled following the “HSR” antitrust clearance announced as of August 15, 2023 - the duration of this temporary waiver was automatically extended until January 31, 2024.

The Company currently expects that the amount of cash and cash equivalents held as of June 30, 2023 amounting to €21.6 million (see Note 9 Cash and cash equivalents) - taking into account the ongoing operating activities, the reduced cash balance requirement under the EIB loan as a result of the existing temporary waiver, and the signature of the collaboration agreement with LianBio (see Note 4.1) executed as of June 30, 2023, in combination with the receipt of the $30 million upfront cash licensing fee as of August 17, 2023, under the Janssen Agreement, and the receipt of the initial $5 million investment on September 13, 2023 by Johnson & Johnson Innovations—JJDC, Inc. (“JJDC”) pursuant to a Securities Purchase Agreement (the “JJDC SPA”), executed on July 7, 2023 is sufficient to fund its operating expenses into the first quarter of 2024. In each case, the projected cash runway does not take into account any potential future financing, milestones or collaborations, that may be received or achieved by the Company. The Company has based its estimates on assumptions that may prove to be wrong, and could utilize some available capital resources sooner than currently expected.

While the Company has taken and will continue to take actions to obtain additional financing and to manage operating costs, as necessary, the above factors raise substantial doubt about the Company’s ability to continue as a going concern as there is no assurance that the Company will be successful in satisfying its future cash needs.

The Executive Board has determined that it is appropriate to prepare unaudited condensed consolidated financial statements as of and for the period ended June 30, 2023, on a going concern basis. Company’s efforts to address the risk of going concern are disclosed in Note 2 General Information.

Following the Company’s entry into the Janssen Agreement, the Company has entered into discussions with the EIB with the objective to remove the minimum cash and cash equivalents balance covenant from the EIB loan. Subject to the negotiation and execution of definitive agreements amending the EIB loan and related royalty agreement, the EIB has agreed to the removal of this covenant, subject to the following conditions: (i) the Company’s repayment of the PIK prepayment amount of €5.4 million pursuant to the terms of the EIB loan in respect of PIK interest accrued through October 12, 2023, (ii) the introduction of an additional mechanism for further prepayment of the €20.0 million milestone payment required under the EIB loan, which will require prepayments equal to a tiered low single digit percentage of future equity or debt financing transactions raising up to an aggregate of €100 million, on a cumulative basis, increasing to a mid-single digit percentage for such financings greater than €100 million. Although the EIB has approved such arrangement in principle, as of the date of this half-year report, a binding agreement has not been entered into with EIB, and the Company cannot provide any assurances that such an agreement will be entered into with EIB or as to the terms that such an agreement, if entered into, would require. Any such agreement, if entered into, is subject to the negotiation and execution of definitive amendments to the EIB loan and related royalty agreement which is expected to be completed at the beginning of the fourth quarter of 2023.

See Note 2 General information for further details on going concern

Until the Company can generate a sufficient amount of revenue from its product candidates, if ever, the Company expects to finance its operating activities through a combination of equity offerings, debt or product financing, grants, research tax credits, and other government subsidies, capital allocation optimization in priority development pathways, and upfront payments and potential milestone payments under third-party collaborations. Additional capital may not be available on reasonable terms, if at all. If the Company is unable to raise additional funding in sufficient amounts or on terms acceptable, the Company may have to significantly delay, scale back or discontinue the development or commercialization of one or more of its product candidates. If the Company raise additional funds through the issuance of additional debt or equity securities (including pursuant to the 2022 Equity Line or the second tranche under the JJDC SPA), it could result in dilution to its existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares. If the Company incurs indebtedness, it could become subject to covenants that would restrict its operations and potentially impair its competitiveness, such as limitations on its ability to incur additional debt, limitations on its ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact its ability to conduct its business. Any of these events could significantly harm the Company’s business, financial condition and prospects.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONDENSED STATEMENTS OF CONSOLIDATED FINANCIAL POSITION
(Amounts in thousands of euros)

		As of
	Notes	June 30, 2023	December 31, 2022
ASSETS
Non-current assets
Intangible assets	5	1	1
Property, plant and equipment	6	6,483	7,120
Non-current financial assets	7	294	291
Total non-current assets		6,778	7,412
Current assets
Trade receivables	8.1	1,090	101
Other current assets	8.2	10,909	10,868
Cash and cash equivalents	9	21,629	41,388
Total current assets		33,628	52,358
TOTAL ASSETS		40,407	59,769

		As of
	Notes	June 30, 2023	December 31, 2022
LIABILITIES AND SHAREHOLDER’S EQUITY
Shareholders’ equity
Share capital	10.1	1,057	1,046
Premiums related to share capital	10.1	255,734	255,760
Accumulated other comprehensive income		710	700
Treasury shares		(228)	(228)
Retained earnings		(282,958)	(227,282)
Net loss for the period		(28,099)	(57,041)
Total shareholders’ equity		(53,783)	(27,045)
Non-current liabilities
Non-current provisions	11.2	307	270
Non-current financial liabilities	12	44,029	48,608
Total non-current liabilities		44,336	48,878
Current liabilities
Current provisions	11.1	340	327
Current financial liabilities	12	9,972	4,560
Trade payables and other payables	13.1	16,712	9,621
Other current liabilities	13.2	6,175	6,855
Deferred income		137	55
Current contract liabilities	13.3	16,518	16,518
Total current liabilities		49,854	37,936
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		40,407	59,769

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

INTERIM CONDENSED STATEMENTS OF CONSOLIDATED INCOME STATEMENT
(Amounts in thousands of euros, except per share numbers)

		For the six-month period ended
	Notes	June 30, 2023	June 30, 2022
Revenues and other income
Revenues	15	—	—
Other income	15	3,293	1,329
Total revenues and other income		3,293	1,329
Research and development expenses	16.1	(17,805)	(16,608)
Selling, general and administrative expenses	16.2	(10,864)	(9,635)
Other operating incomes and expenses	16.3	6	(963)
Total operating expenses		(28,663)	(27,206)
Operating income (loss)		(25,370)	(25,877)
Financial income	18	820	2,465
Financial expenses	18	(3,545)	(2,940)
Financial income (loss)		(2,725)	(474)
Income tax		(3)	(6)
Net loss for the period		(28,099)	(26,357)
Basic loss per share (euros/share)	20	(0.80)	(0.76)
Diluted loss per share (euros/share)	20	(0.80)	(0.76)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

INTERIM CONDENSED STATEMENTS OF CONSOLIDATED COMPREHENSIVE LOSS
(Amounts in thousands of euros)

		For the six-month period ended
	Notes	June 30, 2023	June 30, 2022
Net loss for the period		(28,099)	(26,357)
Actuarial gains and losses on retirement benefit obligations (IAS 19)	11.2	—	106
Tax impact		—	—
Other comprehensive loss that will not be reclassified subsequently to income or loss		—	106
Currency translation adjustment		10	(71)
Tax impact		—	—
Other comprehensive income that may be reclassified subsequently to income or loss		10	(71)
Total comprehensive loss		(28,088)	(26,322)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

INTERIM CONDENSED STATEMENT OF CONSOLIDATED CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of euros, except number of shares)

		Share capital Ordinary shares
	Notes	Number of shares	Amount	Premiums related to share capital	Accumulated other comprehensive income (loss)	Treasury shares	Retained earnings	Net loss for the period	Total shareholders’ equity
As of December 31, 2022		34,875,872	1,046	255,760	700	(228)	(227,283)	(57,041)	(27,045)
Net loss for the period		—	—	—	—	—	—	(28,099)	(28,099)
Currency translation adjustments		—	—	—	10	—	—	—	10
Actuarial gains and losses (IAS 19)	11.2	—	—	—	—	—	—	—	—
Total comprehensive loss		—	—	—	10	—	—	(28,099)	(28,088)
Allocation of prior period loss		—	—	—	—	—	(57,041)	57,041	—
Capital increase	10.1	354,510	11	—	—	—	(11)	—	—
Subscription of warrants	10.2	—	—	(26)	—	—	26	—	—
Share based payment	17	—	—	—	—	—	1,349	—	1,349
Treasury shares		—	—	—	—	—	—	—	1
As of June 30, 2023		35,230,382	1,057	255,734	710	(228)	(282,958)	(28,099)	(53,783)

		Share capital Ordinary shares
	Notes	Number of shares	Amount	Premiums related to share capital	Accumulated other comprehensive income (loss)	Treasury shares	Retained earnings	Net loss for the period	Total shareholders’ equity
As of December 31, 2021		34,825,872	1,045	255,767	643	(202)	(183,459)	(47,003)	26,790
Net loss for the period		—	—	—	—	—	—	(26,357)	(26,357)
Currency translation adjustments		—	—	—	(71)	—	—	—	(71)
Actuarial gains and losses (IAS 19)	11.2	—	—	—	106	—	—	—	106
Total comprehensive loss		—	—	—	35	—	—	(26,357)	(26,322)
Allocation of prior period loss		—	—	—	—	—	(47,003)	47,003	—
Capital increase		50,000	2	—	—	—	(2)	—	—
Subscription of warrants	10.2	—	—	(7)	—	—	7	—	—
Share based payment	17	—	—	—	—	—	1,360	—	1,360
Treasury shares		—	—	—	—	(37)	—	—	(37)
As of June 30, 2022		34,875,872	1,046	255,760	678	(239)	(229,096)	(26,357)	1,792

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

INTERIM CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS
(Amounts in thousands of euros)

		For the six-month period ended
	Notes	June 30, 2023	June 30, 2022

Cash flows used in operating activities
Net loss for the period		(28,099)	(26,357)
Elimination of other non-cash, non-operating income and expenses
Depreciation and amortization	16.4	741	746
Provisions	11	47	113
Expenses related to share-based payments	17	1,349	1,360
Cost of net debt		1,010	1,028
Impact of deferred income related to financial liabilities discounting effect		1,999	1,668
Other charges with no impact on cash		—	4
Cash flows from (used in) operations, before tax and changes in working capital		(22,953)	(21,437)
(Increase) / Decrease in trade receivables	8.1	(989)	(238)
(Increase) / Decrease in Research tax credit receivable	8.2	207	215
(Increase) / Decrease in other receivables	8.2	(290)	(671)
Increase (Decrease) in trade and other payables	13.1	7,321	2,750
Increase / (Decrease) in other current liabilities	13.2	(570)	1,861
Increase in deferred revenues and contract liabilities	13.3		—
Changes in operating working capital		5,678	3,918
Net cash flows from (used in) operating activities		(17,275)	(17,518)
Cash flows from (used in) investing activities
Acquisitions of intangible assets	5	(1)	—
Acquisitions of property, plant and equipment	6	(323)	(79)
(Increase) / Decrease in non-current financial assets	7	(3)	133
Net cash flows from (used in) investing activities		(327)	53
Cash flows from (used in) financing activities
Warrants subscription	10.2	—	—
Transaction costs		—	—
Increase in loans and conditional advances	12	150	—
Loans repayments	12	(1,598)	(2,583)
Payment of lease liabilities	12	(285)	(442)
Interest paid	12	(301)	(359)
Charges of lease debt interest	12	(103)	(122)
Net cash flows from (used in) financing activities		(2,138)	(3,506)
Effect of exchange rates changes on cash		(18)	71
Net increase (decrease) in cash and cash equivalents		(19,759)	(20,900)
Net cash and cash equivalents at beginning of period		41,388	83,921
Net cash and cash equivalents at end of period	9	21,629	63,021

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS
AS OF JUNE 30, 2023

1. COMPANY INFORMATION

Nanobiotix, a société anonyme registered with the Paris registry of trade and companies under number 447 521 600 and having its registered office at 60 rue de Wattignies, 75012, Paris (“Nanobiotix” or the “Company” and, with its subsidiaries, the “Group”), is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to the treatment of cancer and other significant unmet medical needs with the express intent of favorably impacting the lives of millions of patients.
Nanobiotix believes that the nanotherapeutics it is developing for the treatment of cancer have the potential to significantly enhance patients’ response to radiotherapy and increase the number of patients that may benefit from systemic cancer treatments, including targeted therapeutics and chemotherapy.
Incorporated in 2003, Nanobiotix is headquartered in Paris, France. The Company also has subsidiaries in Cambridge, Massachusetts (United States), France, Spain, and Germany. The Group has been listed on Euronext: Paris under the ticker symbol “NANO” since 2012 (ISIN: FR0011341205, Bloomberg Code: NANO:FP) and on the Nasdaq Global Select Market in the United States under the ticker symbol “NBTX”since December 2020.
The Group is the owner of more than 20 patent families associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.
The Company’s resources are primarily devoted to the development of its lead product candidate–NBTXR3—which is the product of its proprietary oncology platform.

2. General information, statement of compliance and basis of presentation

General principles

The unaudited interim condensed consolidated financial statements as of June 30, 2023 and for the six-month period ended June 30, 2023 were prepared under the supervision of the management of the Company and were submitted by the Executive Board to the review of the Supervisory Board.

All amounts in the unaudited interim condensed consolidated financial statements are presented in thousands of euros, unless stated otherwise. Some figures have been rounded. Accordingly, the totals in some tables may not be the exact sums of component items.

The preparation of the unaudited interim condensed consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) requires the use of estimates and assumptions that affect the amounts and information disclosed in the financial statements. See Note 3.2 Use of judgement, estimates and assumptions.

The unaudited interim consolidated financial statements of the Company have been prepared in compliance with IAS 34 – “Interim Financial Reporting”. As they are unaudited interim condensed financial statements, they do not contain all information required for the consolidated annual financial statements and should therefore be read in conjunction with the consolidated financial statements of the Company for the financial year ended December 31, 2022 as described below.

Seasonality of the Company’s activities

According to IAS 34 – Interim Financial Reporting, an entity whose business is highly seasonal should present financial information for the twelve months up to the end of the interim period and additional comparative information for the prior twelve-month period in the interim condensed financial statements in order to provide a better understanding and comparison of its interim financial statements.

As mentioned in Note 15 Revenue and other income, as most of the income from the Company is generated by ongoing contracts that primarily depend on performance obligations not correlated to seasonal trends, it is considered that the Company activities are not seasonal.

Therefore, the following unaudited interim condensed financial statements and corresponding notes will not include comparative information other than that mentioned in IAS 34-20.

Statement of compliance and basis of presentation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IFRS, International Accounting Standards (“IAS”) as issued by the International Accounting Standards Board (“IASB”) as well as interpretations issued by the IFRS Interpretations Committee (“IFRS-IC”) and the Standard Interpretations Committee (the “SIC”), which application is mandatory as of June 30, 2023. The unaudited interim condensed consolidated financial statements are also compliant with IFRS as adopted by the European Union in effect at the date of preparation of these financial statements.

The accounting principles used to prepare the unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2023 are identical to those used for the year ended December 31, 2022 except for the standards listed below that required adoption in 2023.

Application of New or Amended Standards and Interpretations

The following standards, interpretations and amendments to existing standards applicable for reporting periods beginning on or after January 1, 2023, were applied where necessary to the interim condensed consolidated financial statements for the six months ended June 30, 2023:

•Amendments to IAS 8 – Definition of Accounting Estimates
•Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies
•Amendments to IAS 12 – Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The application of these standards and these amendments had no impact on the Company’s interim condensed consolidated financial statements.

Standards, interpretations and amendments to existing standards available for early adoption in reporting periods beginning on or after January 1, 2023

In first-half 2023, there were no new standards, interpretations or amendments to existing standards applicable to accounting periods starting on or after January 1, 2024 that the Group could have early adopted as from January 1, 2023.

Standards, interpretations and amendments to existing standards published but not yet applicable

The new standards, interpretations and amendments to existing standards that have been published but are not yet applicable concern:

•Amendments to IAS 1 – Classification of Liabilities as Current or Non-current
•Amendment to IAS 12 – International Tax Reform – Pillar Two Model Rules

The Company is currently evaluating if the adoption of these amendments will have a material impact on our results of operations, financial position, or cash flows.

Going Concern

The Company experienced net losses of €28.1 million in the six months ended June 30, 2023 and a net decrease in cash and cash equivalents of €19.8 million during the same period. As of June 30, 2023, the Company’s accumulated deficit was €283.0 million with a negative working capital of €22.7 million. the Company expects to continue to incur significant expense related to the development and manufacturing of nanotechnology product candidates such as NBTXR3 and conducting clinical studies. Additionally, the Company may encounter unforeseen difficulties, complications, development delays and other unknown factors that require additional expense. As a result of these expenditures, the company expects to continue to incur significant losses in the near term.

Additionally, the Company’s debt instruments contain covenants that require maintenance of minimum cash and cash equivalent balances that limit the availability of cash resources to pursue operational needs:

Pursuant to the terms of the finance contract for the EIB loan, for so long as the EIB loan remains outstanding, the Company was required to maintain a minimum cash and cash equivalents balance equal to the outstanding principal owed to EIB which is €25.3 million as of June 30, 2023. The remaining principal of the loan would become payable, together with accrued interest, prepayment fees and other accrued or outstanding amounts, if and when requested by EIB, if the cash balance were to fall below this minimum cash amount requirement. However, in March 2023, the Company has obtained a temporary waiver that reduces the minimum cash balance requirement by €15.0 million: upon the Company’s entry into the global licensing agreement executed with Janssen - condition that has been fulfilled following the “HSR” antitrust clearance announced as of August 15, 2023 - the duration of this temporary waiver was automatically extended until January 31, 2024.

Therefore, the Company’s covenant obligations and the ongoing activities entail that the amount of cash and cash equivalents, amounting to €21.6 million as of June 30, 2023 (see section II note 9 cash and cash equivalents) is sufficient to fund its operating expenses into the first quarter of 2024.

While the Company has taken and will continue to take actions to obtain additional funding and manage costs, as necessary, the above factors raise substantial doubt about the Company’s ability to continue as a going concern as there is no assurance that the Company will be successful in satisfying its future cash needs.

The Executive Board has determined that it is appropriate to prepare its unaudited condensed consolidated financial statements as of and for the period ended June 30, 2023, on a going concern basis, assuming the Company will continue to operate for the foreseeable future, and to address its liquidity challenges by pursuing activities to generate additional cash inflows and by closely monitoring its operating expenditures. As part of the Company’s efforts to address the risk of going concern, management has undertaken the following:

•The Company has signed a Global Trial Collaboration Agreement with LianBio which was executed as of June 30, 2023, providing for LianBio to participate in the global registrational Phase 3 trial “HNSCC 312” costs;

•On July 7, 2023, the Company entered into the Janssen worldwide co-development and commercialization Agreement, allowing the Company to receive a $30 million upfront payment, which became payable as of

August 15, 2023, following the “HSR” antitrust clearance period, and which has been received by the Company from Janssen;
•In addition, as of September 13, 2023, the Company has received a gross amount of $5 million in consideration of the initial tranche equity investment by JJDC according to the terms of the JJDC SPA;

•Operating Expense Monitoring: the Company continues efforts to control its operating expenses and to focus on its priority programs by enhancing operational efficiencies and optimizing capital allocation for continued investment in priority development pathways.

The Company also continuously evaluates additional financing avenues on an opportunistic basis. Such opportunities may include one or more possible new financings from institutional or strategic investors, debt or product financing structures, from the capital markets, business development and licensing, grants or subsidies, or a combination of the above, whether or not in combination with the potential second tranche equity investment of $25.0 million under the JJDC SPA, if the conditions thereto are satisfied. Additionally, the Equity Line (PACEO) executed in May 2022 might provide financing flexibility until its expiration in May 2024.

Moreover, the Company is eligible for success-based milestones under its collaboration agreements, including the Janssen Agreement, although the Company cannot guarantee if or when such milestones will be achieved.

3. Consolidated principles and methods

3.1 BASIS OF CONSOLIDATION

Consolidated entities

As of June 30, 2023, the consolidation scope is identical to that at December 31, 2022 as Nanobiotix S.A. has five wholly owned subsidiaries:
•Nanobiotix Corp., incorporated in the State of Delaware in September 2014 and located in the USA,
•Nanobiotix Germany GmbH, created in October 2017 and located in Germany,
•Nanobiotix Spain S.L.U., created in December 2017 and located in Spain,
•Curadigm SAS, created on July 3, 2019 and located in France, and
•Curadigm Corp., a wholly-owned subsidiary of Curadigm S.A.S., incorporated in the State of Delaware on January 7, 2020 and headquartered in Cambridge, Massachusetts.

Accordingly, the unaudited interim condensed consolidated financial statements as of June 30, 2023 include the operations of each of these subsidiaries, to the extent applicable, from the date of their incorporation.

Foreign currency transactions

The unaudited interim condensed consolidated financial statements are presented in thousands of euros, which is the reporting currency and the functional currency of the parent company, Nanobiotix S.A.

The financial statements of consolidated foreign subsidiaries whose functional currency is not the euro are translated into euros for statement of financial position items at the closing exchange rate for the statement of financial position, whereas items of the statement of operations, statement of comprehensive loss and statement of cash flow are converted at the average exchange rate for the period presented, except where this method cannot be applied due to significant exchange rate fluctuations during the applicable period.

The dollar-to-euro exchange rate used in the interim condensed consolidated financial statements to convert the Group transactions denominated in US dollars were a closing of $1.0866 as of June 30, 2023 and an average of $1.0811 for the six-month period ended June 30, 2023 compared with $1.0387 and $1.0940 respectively, as of and for the six-month period ended June 30, 2022 (source: Banque de France).

The resulting currency translation adjustments are recorded in other comprehensive income (loss) as a cumulative currency translation adjustment.

3.2. USE OF JUDGEMENT, ESTIMATES AND ASSUMPTIONS

The preparation of interim condensed consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the amounts and information disclosed in the financial statements. The estimates and judgments used by management are based on historical information and on other factors, including expectations about future events considered to be reasonable given the circumstances. These estimates may be revised where the circumstances on which they are based change.

Consequently, actual results may vary significantly from these estimates under different assumptions or conditions. A sensitivity analysis may be presented if the results differ materially based on the application of different assumptions or conditions. The main items affected by the use of estimates are going concern, share-based payments, deferred tax assets, clinical trials accruals and the measurement of financial instruments (fair value and amortized costs).

Measurement of share-based payments

The Company measures the fair value of stock options (OSA), founders’ warrants (BSPCE), warrants (BSA) and free shares (AGA) granted to employees, members of the Executive and Supervisory Board and consultants based on actuarial models. These actuarial models require that the Company use certain calculation assumptions with respect to characteristics of the grants (e.g., option vesting terms) and market data (e.g., expected share volatility) (See Note 17 Share-based payments).

Deferred tax assets

Deferred taxes are recognized for temporary differences arising from the difference between the tax basis and the accounting basis of the Company’s assets and liabilities that appear in its financial statements. Deferred tax assets are also recognized for unused tax losses that can be carried forward or backward, depending on the jurisdiction. Enacted tax rates are used to measure deferred taxes.

The deferred tax assets are recorded in the accounts only to the extent that it is probable that the future profits will be sufficient to absorb the losses that can be carried forward or backward. Considering its stage of development, which does not allow for sufficiently reliable income projections to be made, the Company has not recognized deferred tax assets in relation to tax losses carry forwards in the statements of consolidated financial position.

Clinical trial accruals

Clinical trial expenses, although not yet billed in full, are estimated for each study and a provision is recognized accordingly. (See Note 13.1 Trade and other payables for information regarding the clinical trial accruals as of June 30, 2023 and December 31, 2022.)

Revenue recognition

In order to determine the amount and timing of revenue under the contract with customers, the Company is required to use significant judgments, mainly with respect to identifying performance obligations of the Company and determining the timing of satisfaction of support services provided to customers

Determining the distinctiveness of performance obligations — A promised good or service will need to be recognized separately in revenue if it is distinct as defined in IFRS 15. In determining whether the performance obligation is separate, the Company analyses if (i) the good or service is distinct in absolute terms, i.e. it can be useful to the customer, either on its own or in combination with resources that the customer can obtain separately; and if (ii) the good or service is distinct in the context of the contract, i.e. it can be identified separately from the other goods and services in the contract because there is not a high degree of interdependence or integration between this element and the other goods or services promised in the contract. If either of these two conditions is not met, the good or service is not distinct, and the Company must group it with other promised goods or services until it becomes a distinct group of goods or services.

Allocation of transaction price to performance obligations — A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. To determine the proper revenue recognition method, the Company evaluates whether the contract should be accounted for as more than one performance obligation. This evaluation requires significant judgment. Some of the Company’s contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, not distinct. For contracts with multiple performance obligations, the Company allocates the contract’s transaction price to each performance obligation using our best estimate of the standalone selling price of each distinct good or service in the contract.

Variable consideration — Due to the nature of the work required to be performed on many of the Company’s performance obligations, the estimation of total revenue and cost at completion is complex, subject to many variables and requires significant judgment. It is common for the collaboration and license agreements to contain variable consideration that can increase the transaction price. Variability in the transaction price arises primarily due to milestone payments obtained following the achievement of specific milestones (e.g., scientific results or regulatory or commercial approvals). The Company includes the related amounts in the transaction price as soon as their receipt is highly probable. The effect of the increase of the transaction price due to milestones payments is recognized as an adjustment to revenue on a cumulative catch‑up basis.

Revenue recognized over time and input method — Some of the Company’s performance obligations are satisfied over time as work progresses, thus revenue is recognized over time, using an input measure of progress as it best depicts the transfer of control to the customers.

See Note 15 for additional detail regarding the Company’s accounting policies for its additional sources of revenue and other income.

Measurement of financial assets and liabilities

At the renegotiation date in October 2022, the fair value measurement of the EIB loan required the Company to determine:

–the discount rate of the new liability executed in October 2022. The discount rate reflects the company’s credit risk at the Amendment Agreement date as well as a premium to reflect uncertainties associated with the timing and the amount of the royalties’ payment. The Company involved external financial instruments valuation specialists to support in determining the average discount rate;

–the amount of additional interest (“royalties”, as defined by the royalty agreement with EIB) that will be due according to the loan agreement during a royalty calculation period commencing upon commercialization. The royalties due during this period will be determined and calculated based on the number of tranches that have been withdrawn and will be indexed to annual sales turnover relating to NBTXR3 through specific Company’s license agreement. For the purpose of measuring the fair value of the EIB loan, the Company forecasts expected sales relating to NBTXR3 during the royalty period, taking into consideration the operational assumptions such as market release dates of the products, growth and penetration rate in each market. (see Notes 4.3 and 12 for details about this loan and the accounting treatment applied).

Subsequently to the estimate of the fair value of the EIB loan performed at the renegotiation date, the debt has been measured at amortized cost based on the revised best estimate of the future cash flows related to the debt at each closing date. Accordingly, the Company determines the amount of additional interest as described above. Any subsequent adjustment of flows indexed to turnover has been discounted at the original effective interest rate and the adjustment is recognised in Profit or loss.

4. Significant transactions

4.1 LIANBIO

In May 2021, Nanobiotix announced a partnership with Lian Oncology Limited (LianBio) a biotechnology company dedicated to bringing paradigm-shifting medicines to patients in China and major Asian markets, to develop and commercialize NBTXR3 into Greater China (mainland China, Hong Kong, Taiwan, and Macau), South Korea, Singapore and Thailand.

LianBio has started to collaborate in the development of NBTXR3 in Asia Pacific region in the frame of the study NANORAY-312 and will contribute to patient enrollment in four other future global registrational studies across several tumor types and therapeutic combinations. LianBio will also participate in the global Phase 3 registrational study in head and neck cancer into Greater China and South Korea, while supporting longer term strategic alignment across multiple tumor indications and therapeutic combinations.

As of June 30, 2023, a non-refundable upfront payment of $20 million has been collected by the Company at the signature of the LianBio Agreement. Additionally, the Company is entitled to receive up to an aggregate of $205 million in potential contingent, development and commercialization milestone payments. Nanobiotix will also be eligible to receive tiered, low double-digit royalties based on net sales of NBTXR3 in the licensed territories.

In May 2022 and according to the license agreement executed in May 2021, the Company entered into a clinical supply agreement and a related quality agreement with LianBio for the purpose of the Company supplying LianBio and LianBio purchasing exclusively from the Company all the required quantities of NBTXR3 for the global clinical study NANORAY-312 and any other studies conducted within the licensed territories. For the period ended June 30, 2023, the Company has collected €320 thousand from LianBio pursuant to this clinical supply agreement.

Furthermore, LianBio is required to order and purchase NBTXR3 product from the Company according to quantities specified in binding forecasts prepared by LianBio.

As of June 30, 2023, the Company signed a global trial collaboration agreement (or the “GTCA”) with LianBio in connection with the license agreement signed on May 11, 2021. As expressed as part of the License Agreement, LianBio shall participate in the global registrational Phase 3 trial “HNSCC 312” conducted by Nanobiotix, with regards to NANORAY-312 trials conducted within the licensed territories. Invoicing related to the recharge of related costs to LianBio has started as of June 30, 2023 totalling €1.3 million for the first half of 2023.

See Note 15 for the accounting analysis of the partnership with LianBio and for impact in ‘Revenue and other Income’ and see Note 8 for impact in ‘Trade Receivables’.

4.2 PHARMAENGINE

In August 2012, the Company entered into a license and collaboration agreement with PharmaEngine, which provided for the development and commercialization of NBTXR3 by PharmaEngine throughout the covered Asia-Pacific countries. In March 2021, the Company and PharmaEngine mutually agreed to terminate the License and Collaboration agreement set-up in August 2012.

As of December 31, 2022, the Company had paid a total of $7.5 million to PharmaEngine in accordance with the termination agreement signed between the parties.

PharmaEngine is entitled to receive an additional payment of $5 million upon the second regulatory approval of NBTXR3 in any jurisdiction of the world for any indication. The Company has also agreed to pay royalties to PharmaEngine at low single-digit royalty rates with respect to sales of NBTXR3 in the Asia-Pacific region for a 10-year period beginning at the date of the first sales in the region. As of June 30, 2023, these future payments were not accrued because the triggering events have not occurred.

4.3 FINANCING AGREEMENT WITH THE EUROPEAN INVESTMENT BANK (“EIB”)

In July 2018, the Company signed a non-dilutive financing agreement with the EIB to borrow up to €40 million in order to fund its research, development and innovation activities related to NBTXR3 in various therapeutic indications, subject to achieving a set of agreed-upon performance criteria. This financing is divided in three tranches:
•a first tranche of €16 million, received in October 2018, subject to a 6% fixed rate and that will be fully repaid in 2023 at the latest;
•a second tranche of €14 million, received in March 2019, subject to a 5% fixed rate, with repayments beginning in 2021 and continuing into 2024; and,
•a last tranche of €10 million, however the Company did not meet the criteria to request this tranche prior to the contractual deadline for requesting this third tranche. Accordingly the third tranche is no longer available to the Company.

In connection with this financing agreement, the Company also entered into a royalty agreement with EIB pursuant to which the Company is required, during a six-year royalty calculation period commencing on January 1, 2021, to pay (on each June 30 with respect to the preceding year within the calculation period) royalties to EIB. The amount of royalties payable is calculable based on low single digit royalties indexed on annual sales turnover relating to NBTXR3 through specific Company’s license agreement, which vary according to the number of tranches that have been drawn, and indexed on the Company’s annual sales turnover.

On October 18, 2022, the Company and the EIB amended the set of financing and royalties’ agreements (together the “Amendment Agreement to the Finance Contract” or “Amendment Agreement”) relating to the EIB loan to re-align the Company’s outstanding debt obligations with its expected development and commercialization timelines. The main terms and conditions of the Amendment Agreement are as follows:

Under the Amendment Agreement, the repayment of the remaining €25.3 million in principal for both tranches is due at the earliest of the third royalty payment (four years after commercialization of NBTXR3) for the first tranche and the second royalty payment (three years following commercialization of NBTXR3) for the second tranche, or on June 30, 2029 irrespective of the commercialization date of NBTXR3. Commercialization date corresponds to the first fiscal year during which annual sales turnover relating to NBTXR3 through specific Company’s license agreement will exceed €5 million.

Under these main terms and conditions, an amount of €5.4 million in interest accrued as payment-in-kind (“PIK”) on the first tranche shall be prepaid in October 2024, except in the case of the closing of a collaboration agreement in which case the PIK will be subject to an earlier redemption by October 2023. On July 10, 2023, the Company announced a license agreement with Janssen (see Note 23 Subsequent events), accordingly the Company is subject to payment of the PIK by October 2023 latest.
Going forward, principal from the first tranche will accrue interest at the unchanged rate of 6% annually, with such interest being capitalized and due as PIK interest at maturity. Interest on the remaining €9.3 million in principal from the second tranche will continue to accrue at the unchanged 5% fixed rate paid in semi-annual installments through the repayment date.

The annual royalty payment remains in the low single digits and indexed on our net sales turnover, and continues to cover a six-year period but was re-aligned as of the first year of NBTXR3 commercialization meaning, when the Company achieves annual net sales in excess of €5.0 million.

In addition to the royalty fees, the Amendment Agreement also includes a “milestone” payment of €20 million, which will be due at the latest June 2029. An accelerated redemption schedule for this milestone payment would be triggered calling for the repayment in two equal installments due one year and two years after commercialization, respectively.

Further, should the Company secure non-dilutive capital through the execution of any business development deal, such as a co-development and/or commercialization arrangement, an accelerated repayment of the €20 million The amount of the accelerated payment would be subject to, and prorated based upon, the size of any upfront or milestone payments received pursuant to the aforementioned business development deal, not to exceed 10% of any upfront or milestone payment received by the Company.

On July 10, 2023, the Company announced a license agreement with Janssen (see Note 23 Subsequent events), and received an upfront cash licensing fee of $30 million in August 2023. Consequently the Company has paid an advance payment of the milestone payment in September 2023 representing a low single digit of the cash licensing fee received.

As part of the Amendment Agreement in respect of the EIB, the Company has agreed to maintain a minimum cash and cash equivalents balance equal to the outstanding principal owed to EIB which is €25.3 million as of June 30, 2023. All other covenants included in the 2018 finance contract remain unchanged, other than aforementioned cash covenant which has been lowered to €10.3 million as of June 30, 2023 pursuant to a temporary waiver that was automatically extended until January 31, 2024 upon the Company’s entry into the Janssen Agreement on July 7, 2023.

As of June 30, 2023, Cash and cash equivalents amounts to €21.6 million and no covenant is in breach (see Note 9 Cash and cash equivalents and Note 2 General information).

See Note 12 for the accounting of this liability and the valuation assumptions to determine the average discount rate and the fair value of the loan.

See Note 14 for discussion of the liquidity risk associated with the covenant.

4.4 COLLABORATION AGREEMENT WITH MD ANDERSON

On December 21, 2018, the Company entered into a strategic collaboration agreement with MD Anderson Cancer Center, world prominent center of research, education, prevention and care for cancer patients, which was amended and restated in January 2020 and subsequently amended in June 2021. Pursuant to the MD Anderson Collaboration Agreement, the Company and MD Anderson established a large-scale, comprehensive NBTXR3 clinical collaboration to improve the efficacy of radiotherapy for certain types of cancer. The collaboration initially is expected to support multiple clinical trials conducted by MD Anderson, as sponsor, with NBTXR3 for use in treating several cancer types (including head and neck, pancreatic, and lung cancers). We expect to inject approximately 312 patients in total across these clinical trials.

As part of the collaboration funding, Nanobiotix is committed to pay $10.6 million for those clinical trials during the collaboration, and made an initial $1.0 million payment at the commencement of the collaboration and a second $1.0 million payment on February 3, 2020. Additional payments have been made every six months following patient’s enrollment in the trials, with the balance payable due upon enrollment of the final patient for all studies.

During the six months ended June 30, 2023, the Company recognized prepaid expenses for €1.4 million. Besides, expenses are recorded during the course of the collaboration in the statement of consolidated operations, when incurred, based on the patients enrolled during the relevant period.

Nanobiotix may also be required to pay an additional one-time milestone payment upon (i) grant of the first regulatory approval by the Food and Drug Administration in the United States and (ii) the date on which a specified number of patients have been enrolled in the clinical trials.

This milestone payment will depend on the year when trigger event occurs, with a minimum amount of $2.2 million if occurred in 2020 up to $16.4 million if occurred in 2030.

See Note 8.2 for further details on other current assets.

4.5 EQUITY LINE

In May 2022, Nanobiotix established an equity line financing with Kepler Cheuvreux.

Provided the contractual conditions are met, this equity line of financing will provide financial optionality and near-term flexibility over a maximum timeframe ending in May 2024, if needed, as Nanobiotix continues efforts to reduce operating expenses and to focus on its priority programs.

The shares will be issued based on the lower of the two daily volume weighted average share prices for the two trading days preceding each issuance, less a maximum discount of 5.0%. An 2% exercise commission of the exercise price also applies on each exercise date of its warrants by Kepler Cheuvreux.

No warrant has been exercised as of June 30, 2023. (See Note 10.3 Equity Line Agreement and Note 21 Commitments)

5. Intangible assets

The change in intangible assets breaks down as follows:

(in thousands of euros)	As of December 31, 2022	Increases	Decreases	Transfer	As of June 30, 2023
Patents	65	—	—	—	65
Software	658	1	—	—	659
Intangible assets in progress	—	—	—	—	—
Gross book value of intangible assets	723	1	—	—	724
Patents	(65)	—	—	—	(65)
Software	(657)	—	(1)	—	(657)
Accumulated depreciation of intangible assets (1)	(722)	—	(1)	—	(722)
Net book value of intangible assets	1	2	(1)	—	1
(1)Expenses for the period are detailed in Note 16.4 Depreciation, amortization and provisions expenses

No impairment losses were recognized in application of IAS 36 - Impairment of Assets in the period presented.

6. Property, plant and equipment

The change in property, plant and equipment is as follows:

(in thousands of euros)	As of December 31, 2022	Increases	Decreases	Other movements & transfer.	Currency translation	As of June 30, 2023
Fixtures, fittings and installations	3,318	2	—	—	—	3,321
Right of use – Buildings	8,462	—	—	—	—	8,462
Technical equipment	2,128	75	—	300	—	2,503
Office and IT equipment	1,012	18	(6)	—	(1)	1,023
Transport equipment	36	—	—	—	(1)	35
Right of use – Transport equipment	—	—	—	—	—	—
Tangible assets in progress	344	—	—	(300)	—	44
Prepayments on tangible assets	—	—	—	—	—	—
Gross book value of tangible assets	15,299	96	(6)	—	(1)	15,387
Fixtures, fittings and installations	(1,959)	(158)	—	—	—	(2,117)
Right of use – Buildings	(3,496)	(462)	8	—	—	(3,950)
Technical equipment	(1,774)	(93)	—	—	—	(1,867)
Office and IT equipment	(915)	(27)	6	—	—	(935)
Transport equipment	(36)	—	—	—	1	(35)
Right of use – Transport equipment	—	—	—	—	—	—
Accumulated depreciation of tangible assets(1)	(8,180)	(740)	14	—	1	(8,904)
Net book value of tangible assets	7,120	(644)	8	—	—	6,483
(1)Expenses for the period are detailed in Note 16.4 Depreciation, amortization and provisions expenses
No impairment losses were recognized in application of IAS 36 - Impairment of Assets in the period presented.

Transfer of fixed assets from ‘tangible assets in progress’ to ‘technical equipment’ for €300 thousand is related to an ‘Irradiator’ operating in the laboratory and amortized since the first quarter of 2023.

7. Non-current financial assets

The change in non-current financial assets breaks down as follows:

(in thousands of euros)	Liquidity contract - Cash account	Other long- term investments pledged as collateral	Security deposits paid	Total
Net book value as of December 31, 2021	98	—	421	519
Additions	—	—	—	—
Decreases	(97)	—	(133)	(230)
Transfer	—	—	—	—
Currency translation adjustments	—	—	3	3
Net book value as of Net book value as of December 31, 2022	1	—	291	291
Additions	—	—	12	12
Decreases	—	—	(9)	(9)
Transfer	—	—	—	—
Currency translation adjustments	—	—	—	1
Net book value as of June 30, 2023	1	—	293	294

8. Trade receivables and other current assets

8.1 TRADE RECEIVABLES

	As of
(in thousands of euros)	June 30, 2023	December 31, 2022
Trade receivables	1,090	101
Trade receivables	1,090	101
As of June 30, 2023, trade receivables balance only relates to the recharge invoice to LianBio of cumulated development costs since 2021, as per the GTCA signed with the Company in June 2023 (see Note 4.1 LianBio for more details).

8.2 OTHER CURRENT ASSETS

Other current assets break down as follows:

	As of
(in thousands of euros)	June 30, 2023	December 31, 2022
Research tax credit receivable	5,488	4,091
VAT receivable	1,437	1,055
Prepaid expenses	2,236	2,981
Other receivables	1,747	2,741
Other current assets	10,909	10,868

As of June 30, 2023, €2.2 million prepaid expenses mainly relate to research agreements with MD Anderson for €1.4 million as compared to €1.5 million as of December 31, 2022 (see Note 4.4 Collaboration agreement with MD Anderson), €0.7 million related to invoices received for third party services beyond the closing period, mainly related to IT, insurance and other invoices related to annual administrative contracts, and €0.2 million related to purchases of clinical product not yet consumed as of closing date.

Other receivables are mainly comprised of advance payments to suppliers amounting of €1.4 million as of June 30, 2023, as compared to €2.6 million as of December 31, 2022. This amount is mainly related to advance payments to ICON for €0.8 million, and Imaging EndPoints for €0.5 million in connection with the execution of the 312 study. The significant decrease observed during the six months ended June 30 2023 is mainly due to ICON, for which prepayments were offset by recorded services invoices.

Research tax credit

The Company is eligible for the Research Tax Credit - CIR (Crédit d’Impôt Recherche) issued by the French tax authorities.

The change in research tax credit receivables breaks down as follows:

(in thousands of euros)
Receivable as of December 31, 2022	4,091
2023 research tax credit – Nanobiotix S.A. (1)	1,504
2023 research tax credit – Curadigm S.A.S (1)	100
Receipt of 2022 research tax credit - Curadigm S.A.S	(207)
Receivable as of June 30, 2023	5,488
(1) See Note 15 Revenue and other income.

9. Cash and cash equivalents

Cash and cash equivalent break down as follows:

	As of
(in thousands of euros)	June 30, 2023	December 31, 2022
Cash and bank accounts	21,629	38,576
Short-term bank deposits	—	2,813
Net Cash and cash equivalents	21,629	41,388

As of June 30, 2023, net cash and cash equivalents decreased by €19.8 million as compared with December 31, 2022.
In the framework of the Amendment Agreement with the EIB signed in 2022 and of the waiver letter signed in March 2023, the Company has agreed to maintain a minimum cash and cash equivalents balance equal to the outstanding principal owed to EIB down to €10.3 million as of June 30, 2023 (See Note 4.3 Financing agreement with the European Investment Bank (“EIB”).

10. Share Capital

10.1 CAPITAL ISSUED

Detail of share capital transactions

(in thousands or number of shares)	Nature of transaction	Share Capital	Premiums related to share capital	Number of shares
December 31, 2022		1,046	255,760	34,875,872
April 24, 2023	Capital increase AGA 2021	11	—	354,510
March 31, 2023	Prior period adjustment	—	—	—
June 27, 2023	AGA 2023	—	(26)	—
June 30, 2023		1,057	255,734	35,230,382

As of June 30, 2023, the share capital was €1,057 thousand divided into 35,230,382 fully paid up ordinary shares, each with a par value of €0.03.

10.2 FOUNDER’S WARRANTS, WARRANTS, STOCK OPTIONS AND FREE SHARES

As of June 30, 2023, there are four different types of securities and other valid instruments entitling their holders to a stake in the Company's share capital: warrant (bons de souscription d’actions or BSA), founders’ warrant (bons de souscription de parts de créateur d’entreprise or BSPCE), stock option (options de souscription ou d’achat d’actions or OSA) and free shares (attribution gratuite d’actions or AGA).

Stock options

No stock options were granted in the first half of 2023.

Free Shares

At a meeting on June 27, 2023, the Executive Board, acting pursuant to the authorization granted by Company’s shareholders’ meeting on June 23, 2022, granted 427,110 free shares (AGA 2023 P1), each with a par value of €0.03 to employees of the Group and members of the Executive Board. Such free shares will be subject to a one-year holding period starting at the end of the two-year acquisition period, i.e. starting on June 27, 2025. Such free shares are governed by the 2023 free share plan adopted by the Executive Board on June 27, 2023.

Furthermore, the definitive acquisition of the free shares granted to members of the Executive Board is conditioned upon the achievement of 3 of the 7 following milestones, including the mandatory achievement of one of the milestones between #1 to #3:
1.Establish a collaboration/development deal with a pharma or industry partner (signed term sheet);
2.Non-dilutive financing to reach interim readout;
3.Double share price as compared to weighted average value of the first 6 months of 2023 or share price to outperform a biotech index over next 12 months starting at attribution date;
4.Launch a new trial IO combo with NBTXR3;
5. 2 new trials launched by our partner(s);
6.Complete half of the patients recruitment of 312 (to exceed the number needed for the Futility Analysis);
7.Positive data in phase I pancreatic cancer allowing to consider moving into next clinical phase;

The achievement of these conditions must be acknowledged by the Executive Board, with the prior approval of the Supervisory Board, before a period ending twenty-four months following June 27, 2023.

At a meeting on June 27, 2023, the Executive Board, acting pursuant to the authorization granted by Company’s shareholders’ meeting on June 23, 2022, granted 439,210 free shares (AGA 2023 P2), each with a par value of €0.03 to certain employees of the Group and members of the Executive Board. Such free shares will be subject to a one-year holding period starting at the end of the two-year acquisition period, i.e. starting on June 27, 2025. Such free shares are governed by the 2023 free share plan adopted by the Executive Board on June 27, 2023.

Furthermore, the definitive acquisition of these free shares granted to members of the Executive Board and all employees is conditioned upon the achievement of the following conditions:
1.Closing a collaboration/development deal;

2.Achievement of one of the two following conditions:
•the dosing the 50th patient in the NANORAY-312 study
•the start by the new partner of a clinical trial in one indication.

The achievement of these conditions must be acknowledged by the Executive Board, with the prior approval of the Supervisory Board, before a period ending twenty-four months following June 27, 2023.

As of June 30, 2023, the assumptions related to the estimated vesting of the founders’ warrants, the warrants and performance stock options have been updated (See Note 17 Share-based payments).

10.3 WARRANTS (BSA) EQUITY LINE KEPLER CHEUVREUX

On May 18, 2022, in accordance with the twenty-first resolution adopted at the April 28, 2021 annual shareholders’ meeting, the Executive Board decided, with the prior approval of the Supervisory Board, to implement an equity line financing with Kepler Cheuvreux for the following twenty-four months and, accordingly, to issue to Kepler Cheuvreux a total of 5,200,000 warrants to subscribe for the same number of the Company’s ordinary shares (bons de souscription d’actions or BSA Kepler). Although Kepler Cheuvreux is acting as the underwriter of the equity line program, Kepler Cheuvreux does not intend to maintain ownership of any shares issued in conjunction with the equity line. Instead, it is expected that Kepler Cheuvreux will sell these shares on the regulated market of Euronext Paris or to investors through block trades.

The main terms and conditions of the BSA Kepler are described in the table below:

BSA Kepler
Date of the shareholders’ meeting	April 28, 2021
Date of grant by the Executive Board	May 18, 2022
Maximum number of BSAs authorized	5,200,000
Total number of BSAs granted	5,200,000
Number of shares to which the BSA were likely to give right on the date of their grant	5,200,000
Starting date for the exercise of the BSA	(1)
BSA expiry date	(2)
BSA issue price	500 € in the aggregate
Exercise price per new share	(3)
Terms of exercise	(1)(4)
Number of shares subscribed as of the date of the Report	0
Total number of forfeited or cancelled BSAs as of the Report	0
Total number of BSAs outstanding as of the date of the Report	5,200,000
Total number of shares available for subscription as of the date of the Report (considering the conditions of exercise of the BSAs)	5,200,000
Maximum total number of shares that may be subscribed for upon exercise of all outstanding BSAs (assuming that all the conditions for the exercise of said BSAs are met)	5,200,000
1) Subject to meeting the contractual conditions, Kepler Cheuvreux undertakes to exercise the BSA Kepler within 24 months of their date of issue. These conditions include:
(i) Unless Kepler Cheuvreux and the Company agree differently from time to time, a limit as to the number of new shares to be issued as part of the exercise of stock warrants: the cumulative number of new shares issued upon exercise of the BSA Kepler shall be less than or equal to 25% of the total number of Nanobiotix shares traded on the regulated market of Euronext Paris (excluding block trades) from the date of the implementation of the financing facility, and
(ii) a limit as to the exercise price of the BSA Kepler: such exercise price shall not be lower than, in any case, the price limit set forth by the combined shareholders’ meeting of the Company dated April 28, 2021.
(2) The BSA Kepler may be exercised during a 24-month period as from their issuance date (subject to (i) a prior termination by the Company, at any time, or (ii) an extension for a maximum 6-month period in certain situations), at the end of which the BSA Kepler that are still outstanding shall be purchased by the Company at their issuance price and cancelled.
(3) The exercise price of the BSA Kepler will be based on the lower of the two daily volume-weighted average share prices for the two trading days preceding each issuance, less a maximum discount of 5.0%.

(4) The BSA Kepler may be exercised at any time in whole or in part by Kepler Cheuvreux during their exercise period, subject to a minimum proceeds condition.

Considering that the Company can terminate or suspend the Equity line agreement by buying back the BSAs or increasing the minimum exercise price and that Kepler Cheuvreux is committed to subscribe the shares if the conditions are met, the BSAs granted to Kepler Cheuvreux under the Equity line agreements are off-balance sheet commitments and therefore there is no option or derivative. As structuring commissions are not related to an asset or liability, structuring commissions are expensed at the initiation of the contract.

No BSA has been exercised as of June 30, 2023.

11. Provisions

Details of provisions

(in thousands of euros)	As of December 31, 2022	Increases	Decreases(1)	Currency translation adjustments	As of June 30, 2023
Lump-sum retirement benefits	270	38		—	307
Non-current provisions	270	38	—	—	307
Provisions for disputes	177	10	—	(1)	186
Provisions for charges	150	4		—	154
Current provisions	327	14	—	(1)	340
Total provisions	596	52	—	(1)	647
(1)See Note 16.4 Depreciation, amortization and provision expenses for the nature of these decreases

Commitments for retirement benefits

	As of
(in thousands of euros)	June 30, 2023	December 31, 2022
Provision as of beginning of period	270	318
Cost of services	33	75
Discounting costs	5	3
Expense for the period	38	78
Actuarial gains or losses recognized in other comprehensive income	—	(126)
Provision as of the end of period	307	270

The assumptions used to measure lump-sum retirement benefits are as follows:

Measurement date	June 30, 2023	December 31, 2022
Retirement assumptions	Executive: Age 66 Non-Executive: Age 64	Executive: Age 66 Non-Executive: Age 64
Social security contribution rate	44%	44%
Discount rate	3.69%	3.69%
Mortality tables	Regulatory table INSEE 2016 - 2018	Regulatory table INSEE 2016 -2018
Salary increase rate (including inflation)	Executive: 3% Non-Executive: 2.5%	Executive: 3% Non-Executive: 2.5%
Staff turnover	Constant average rate of 5.86%	Constant average rate of 5.86%
Duration	20 years	20 years

The rights granted to Company employees are defined in the collective agreement for the pharmaceutical industry (manufacturing and sales of pharmaceutical products).

The staff turnover rate was determined using a historical average over the 2017-2022 period.

    12. Financial liabilities

Details of financial liabilities

	As of
(in thousands of euros)	June 30, 2023	December 31, 2022
Lease liabilities – Short term	1,146	962
Repayable BPI loan advances – Short term	400	500
PGE*	2,622	2,632
EIB loan – Short term	5,804	467
Total current financial liabilities	9,972	4,560
Lease liabilities – Long term	4,107	4,568
Repayable BPI loan advances – Long term	2,152	2,258
PGE*	5,251	6,495
EIB loan – Long term	32,518	35,287
Total non-current financial liabilities	44,029	48,608
Total financial liabilities	54,001	53,169
(*)”PGE”or in French “Prêts garantis par l’Etat” are state-guaranteed loans

Lease Liabilities

Lease liabilities correspond to the discounted amount of the rentals to be paid over the lease terms for all outstanding contracts falling within the scope of IFRS 16. For the period presented, the main contracts relate to the buildings rented in Paris and in Villejuif. Note 12.2 Lease liabilities below presents the lease liability and the related liability increases or decreases recorded during the period.

Repayable BPI loan advances

The Company received repayable advances from Banque Publique d’Investissement (“Bpifrance”, formerly known as “OSEO Innovation”). Some of the advances are interest-free and are fully repayable in the event of technical and/or commercial success.

The other advances bear 1.56% interest. The amount to be reimbursed corresponds to the amount received to date, €2.1 million, increased by the interest amount (see Note 12.1).

In June 2020, Curadigm SAS obtained a €500 thousand conditional advance from Bpifrance, €350 thousand of which was received at the signature date. The remaining €150 thousand were released by Bpifrance after the completion of the project in October 2022, and the funds were received in January 2023.

PGE loan (“Prêts Garantis par l’Etat”)

The Company announced in June 2020 that it has received approval for financing from both HSBC and Bpifrance for €5 million each in the form of state-guaranteed loans (“Prêts Garantis par l’Etat”, or “PGE” in France).
This loan is booked at amortized cost using an effective interest rate of 0.31%. Reimbursement of the loan started in September 2022 and will continue through mid-2026.

As of June 30, 2023, €0.6 million was repaid on the HSBC PGE loan.

On July 10, 2020, the Company entered into the second €5 million PGE loan with Bpifrance (the ‘‘Bpifrance PGE Loan’’). The Bpifrance PGE loan has a 6-year term and is 90% guaranteed by the French State. Starting after its first year anniversary, the Bpifrance PGE loan bears an interest rate of 2.25% per annum, inclusive of an annual State guarantee fee of 1.61% per annum. The principal and interest of the Bpifrance PGE loan is being reimbursed in 20 quarterly installments as from October 31, 2021 through July 26, 2026.

As of June 30, 2023, €0.68 million was repaid on the Bpifrance PGE loan.

EIB loan

In July 2018, the Company obtained a fixed rate and royalties-based loan from the EIB. Initially the loan could reach a maximum amount of €40 million, divided in three tranches. However, the conditions required to draw upon the third tranche of €10 million were not met and the Company is no longer able to request this final tranche.

Pursuant to the Amendment Agreement signed on October 18, 2022 (see description of the agreement in Note 4.3 Financing agreement with the European Investment Bank (“EIB”)), the Company determined that the modifications of the agreement were substantial and is to be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability in accordance with IFRS 9 as of December 31, 2022.

Accordingly, at the Amendment Agreement date, the Company estimated the fair value of the new debt which required determining the present value of estimated discounted future cash flows using an average interest rate representing the prevailing market conditions at the restructuring date. The estimation involved projecting debt cash outflows indexed on annual sales turnover relating to NBTXR3 through specific Company’s license agreement is included in the Business Plan as determined by the company's Strategy direction.

At inception the fair value of the new liability was €34.4 million based on an average discount interest rate of 21.3%. This financial liability is subsequently measured at amortized cost using an effective interest rate (“EIR”) of 21.3%.

As of June 30, 2023, the Company accounted for the debt at amortized cost using the original EIR and adjusting the estimated debt outflows in accordance with the revised forecasts of annual sales turnover relating to NBTXR3 through specific Company’s license agreement(value and timing),

The debt outflows are subject to adjustments depending on:
•advanced payments (upfront or milestone) that the Company may receive as a result of the signature of a partnership (which can lead to earlier payments of Milestones or earlier/adjusted payments of PIK interests),
•the applicable duration of the loan (which can impact the level of interest),
•the annual sales turnover relating to NBTXR3 through the Company’s license agreement made through license agreement (which drive the level of royalties due to EIB) and
•the commercialization date (which trigger the beginning of the royalty calculation period)

The update of the forecasts of debt outflows resulted in a P&L catch-up impact of €0.8 million for the six months ended June 30, 2023 mostly due to certain cash outflows which are later than determined as of December 2022, in accordance with the license agreement signed with Janssen. (See Note 23 Subsequent events).

The EIB loan amounts to €38.3 million as of June 30, 2023 compared to €35.8 million as of December 31, 2022. The increase of €2.6 million over the six months ended June 30 2023 comprises:
•interest expenses accrual for an amount of €3.6 million;
•the payment of €233 thousand in accordance with the repayment schedule; and
•a finance income of €0.8 million corresponding to a catch-up impact due to debt outflow adjustments.

As of June 30, 2023 the fair value of the debt is estimated at €41.1 million. The Company estimated the fair value of the debt using the same methodology as the one performed at renegotiation date. In doing, so the Company kept the same assumption of CCC credit rating. However, essentially because of a decrease in spreads observed as of June 30, 2023 (compared with October and December 2022), the estimated fair market rate was estimated at 19.3%

12.1 CONDITIONAL ADVANCE, BANK LOAN AND LOANS FROM GOVERNMENT AND PUBLIC
AUTHORITIES

The tables below show the detail of liabilities recognized on the statements of financial position by type of conditional advances and loans from government and public authorities.

Conditional advances, interest-free loans from government and public authorities

(in thousands of euros)	Bpifrance advance	Interest-free Bpifrance loan	Curadigm Bpifrance advance	EIB loan	Total
As of December 31, 2022	2,316	125	317	35,754	38,512
Principal received	—	—	150	—	150
Impact of discounting, accretion and catch-up impact	8	—	(32)	(809)	(833)
Accumulated fixed and variable interest expense accrual	17	—	—	3,611	3,628
Repayment	(225)	(125)	—	(233)	(583)
As of June 30, 2023	2,116	—	435	38,322	40,874

Bank loans

(in thousands of euros)	HSBC “PGE”	Bpifrance “PGE”	Total
As of December 31, 2022	4,409	4,717	9,126
Impact of discounting and accretion	—	(3)	(3)
Accumulated fixed interest accrual	17	49	66
Repayment	(640)	(676)	(1,316)
As of June 30, 2023	3,786	4,087	7,873

12.2 LEASE LIABILITIES

The table below shows the detail of changes in lease liabilities recognized in the statement of consolidated financial position over the six-month period ended June 30, 2023:

(in thousands of euros)	Lease liabilities
As of December 31, 2022	5,530
New lease contracts	8
Impact of discounting of the new lease contracts	—
Fixed interest expense	—
Accumulated variable interest expense accrual	103
Repayment of lease	(389)
As of June 30, 2023	5,253

12.3 DUE DATES OF THE FINANCIAL LIABILITIES

The due dates for repayment of the advances loans and lease liabilities at their nominal value and including fixed-rate interests are as follows:

	As of June 30, 2023
(in thousands of euros)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Bpifrance	325	1,292	595	—	2,212
Interest-free Bpifrance loan	—	—	—	—	—
Curadigm interest-free Bpifrance advance	75	200	225	—	500
HSBC “PGE” (1)	1,291	2,545	—	—	3,836
Bpifrance “PGE” (1)	1,331	2,577	314	—	4,222
EIB fixed rate loan	6,154	9,050	22,024	22,325	59,553
Lease liabilities	1,146	2,291	1,526	777	5,740
Total	10,322	17,955	24,685	23,102	76,064
(1) The Company plans to reimburse the two “PGE” (“Prêts garantis par l’Etat” or state-guaranteed loans) from HSBC and BPI over 5 years with a deferral of 1 year (last reimbursement being in 2026)..

	As of December 31, 2022
(in thousands of euros)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Bpifrance	300	1,300	837	—	2,437
Interest-free Bpifrance loan	125	—	—	—	125
Curadigm interest-free Bpifrance advance	75	200	75	—	350
HSBC “PGE” (1)	1,287	2,557	631	—	4,475
Bpifrance “PGE” (1)	1,345	2,605	948	—	4,898
EIB fixed rate loan	467	7,630	30,184	19,869	58,150
Lease liabilities	962	2,292	1,904	971	6,129
Total	4,560	16,584	34,579	20,840	76,563
(1) The Company plans to reimburse the two “PGE” (“Prêts garantis par l’Etat” or state-guaranteed loans) from HSBC and BPI over five years with a deferral of 1 year (last reimbursement being in 2026).

The long-term debt obligations indicated above relate to the due fixed rate interests and principal payable on repayable advances, the interest-free Bpifrance loan, EIB loan, PGE loans and the lease liabilities. These amounts do not include the discounting impact, but only reflect the committed amounts under those contracts as of June 30, 2023.

The outstanding balance of the EIB loan included in the table above was €59.6 million as of June 30, 2023, including €14.2 million of total fixed rate interest to be paid over the term of the loan, out of which €5.9 million to be paid at short term and €20 million of milestones payable into three instalments (€0.3 million in 2023, €8.1 million in 2025 and €11.6 million in 2026). The balance in the table above does not include €36.8 million of estimated variable rate interest (royalties), based on the consolidated forecasted sales expected to be generated by the Company or its partners, according the EIB finance contract definition, during the six-year period beginning upon NBTXR3 commercialization (see Notes 4.3 Financing agreement with the EIB and 12.1 Conditional advance, bank loan and loans from government and public authorities).

13. Trade payables and other current liabilities

13.1 TRADE AND OTHER PAYABLES

	As of
(in thousands of euros)	June 30, 2023	December 31, 2022
Fixed assets payables	—	228
Accrued expenses - clinical trials	7,909	5,394
Other trade payables	8,803	3,999
Total trade and other payables	16,712	9,621
Trade payables are not discounted, as none of the amounts has a maturity date above one year.

The €0.2 million of fixed assets payables as of December 31, 2022 was settled during the six months ended June 30, 2023 due to activation of related laboratory purchased equipment (See Note 6 Property, plant and equipment for more details).
The €2.5 million increase of accrued expenses in clinical studies is mainly related to progress of 312 study involving ICON services accrual increase not invoiced yet (€1.5 million) and to additional sites activation on 1100 study (€1.0 million). The €4.8 million increase of other trade payables is mainly driven by a €1.4 million fees to be paid to a financial adviser of the Company - subject to an advisory services agreement between the parties which has been subsequently terminated - and by €3.1 million of cash management impact at the end of June 2023 (mainly ICON €2.4 million), as the Company was able to defer trade payables payments with certain vendors.

13.2 OTHER CURRENT LIABILITIES

	As of
(in thousands of euros)	June 30, 2023	December 31, 2022
Tax liabilities	382	358
Payroll tax and other payroll liabilities	5,517	6,237
Other payables	276	260
Other current liabilities	6,175	6,855
Payroll tax and other payroll liabilities primarily consist of payroll taxes and social charges, namely the employer withholdings relating to free shares, as well as accrued bonuses, vacation day accruals and related social charges.

Payroll tax and social charges have decreased by €0.7 million during the first half of 2023, of which Nanobiotix S.A. accounts for €0.4 million (of which €0.3 million decrease related to accrued bonuses and €0.1 million decrease related to employer’s social contribution on granted stock-options and free shares) and Nanobiotix Corp. accounts for €0.2 million (mainly accrued bonuses decrease).

13.3 DEFERRED REVENUES AND CONTRACT LIABILITIES

	As of
(in thousands of euros)	June 30, 2023	December 31, 2022
Deferred income	137	55
Contract liabilities	16,518	16,518
Deferred income and contract liabilities	16,655	16,573

Deferred revenues and contract liabilities as of June 30, 2023, mainly consists of contract liabilities related to the LianBio upfront payment of €16.5 million, accounted for in accordance with IFRS 15 (See Note 15 Revenues and other income). The amount of this upfront has not changed during the six months ended June 30, 2023 and not since it was initially recognized in 2021.

14. Financial instruments included in the statement of financial position and impact on income

Detail of financial instruments included in the statements of financial position and impact on income

	As of June 30, 2023
(in thousands of euros)	Book value on the statement of financial position	Financial assets carried at fair value through profit or loss	Assets and liabilities carried at amortized cost	Fair value (1)
Non-current financial assets
Non-current financial assets	294	—	294	294
Trade receivables	1,090	—	1,090	1,090
Cash and cash equivalents	21,629	—	21,629	21,629
Total assets	23,013	—	23,013	23,013
Financial liabilities
Non-current financial liabilities	46,798	—	46,798	49,427
Current financial liabilities	7,203	—	7,203	7,317
Trade payables and other payables	16,712	—	16,712	16,712
Total liabilities	70,713	—	70,713	73,456
(1)The fair value of current and non-current financial liabilities including loans, repayable advances from Bpifrance, the EIB loan and the HSBC and Bpifrance state-guaranteed loans, recorded at amortized cost, was assessed using unobservable “level 3” inputs, in the IFRS 13 classification for fair value.

Management of financial risks

The principal financial instruments held by the Company are instruments classified as cash and cash equivalents. These instruments are managed with the objective of enabling the Company to finance its business activities. The Company's policy is to not use financial instruments for speculative purposes. It does not use derivative financial instruments.

The principal risks faced by the Company are liquidity, foreign currency exchange, interest rate and credit risks.

Liquidity risk

The Company has incurred operating losses since inception in 2005. As of June 30, 2023, the Company has cash and cash equivalent of €21.6 million and the current level of cash and cash equivalent is not sufficient to meet its projected financial obligations beyond the first quarter of 2024. In order to meet its operating cash flow requirements, the Company plans to pursue new business development partnerships, collaborative or strategic alliances, additional financing through public or private offerings of capital or debt securities, and through the implementation of cash preservation activities to reduce or defer discretionary spending. (See Note 2 General information for more details)

There are no assurances that its efforts to meet our operating cash flow requirements will be successful. If the current cash and cash equivalent as well as the Company’s plans to meet operating cash flow requirements are not sufficient to fund necessary expenditures and meet its obligations as they come due, the liquidity of the Company, its financial condition, and its business prospects will be materially affected.

As part of the Amendment Agreement in respect of the EIB, the Company has agreed to maintain a minimum cash and cash equivalents balance equal to the outstanding principal owed to EIB which is €25.3 million as of June 30, 2023. All other covenants included in the 2018 finance contract remain unchanged, other than aforementioned cash covenant which has been lowered to €10.3 million as of June 30, 2023 pursuant to a temporary waiver that was automatically extended until January 31, 2024 upon the Company’s entry into the Janssen Agreement on July 7, 2023.

As of June 30, 2023, Cash and cash equivalents amounts to €21.6 million and no covenant is in breach (see Note 9 Cash and cash equivalents)

Foreign Currency Exchange Risk

The functional currency of Nanobiotix S.A. is the euro. Exposure to foreign currency exchange risk is derived almost entirely from intragroup transactions between Nanobiotix S.A. and its U.S. subsidiaries, for which the functional currency is the U.S. dollar, as well as trade payable relations with customers and suppliers outside the euro zone.
However, a significant increase in its business activity could lead to a greater exposure to foreign currency exchange risk.

At this stage of its development, the Company does not use hedging to protect its business against exchange rate fluctuations. The Company may implement a suitable hedging policy for these risks if needed.

Credit risk

Credit risk arises from cash and cash equivalents, derivative instruments and deposits with banks and other financial institutions as well as from exposure to customer credit, in particular unpaid receivables and transaction commitments.

The credit risk related to cash and cash equivalents and to current financial instruments is not material given the rating and size of the relevant financial institutions. Customer credit risk is limited, due in part to low trade receivables as of June 30, 2023 and, on the other hand, the high credit rating of the public authority for other receivables.

Interest rate risk

The Company's exposure to interest rate risk is primarily related to cash equivalents and investment securities, which consist of money market mutual funds (SICAVs). Changes in interest rates have a direct impact on the interest earned from these investments and the cash flows generated.

As of June 30, 2023, loans issued by the Company are exclusively fixed rate loans and thus our exposure to interest rate and market risk is deemed low.

Variable interests on the EIB loan are royalty-based and are not subject to market rate risks

Fair value

As of June 30, 2023, the carrying value of receivables and current liabilities is assumed to approximate their fair value.

15. Revenue and other income

The revenue recognition accounting principles used to prepare the unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2023 are identical to those used for the year ended December 31, 2022.

Application of IFRS 15 to the license and collaboration agreement and clinical supply agreement with LianBio

In May 2021, the Company executed a license arrangement with LianBio, pursuant to which LianBio received an exclusive right to develop and commercialize NBTXR3 in China and other east Asian countries. the Company remains responsible for the manufacturing of the licensed products. The Company is not required to transfer manufacturing know-how, unless the Company, at any time following a change of control of the Company, fails to provide at least 80% of LianBio's requirements for licensed products in a given calendar year. Pursuant to the agreement, the parties will collaborate on the development of NBTRX3 and LianBio will participate in global Phase 3 registrational studies, for several indications, by enrolling patients in China.

The Company received in June 2021 a non-refundable upfront payment of $20 million. In addition, the Company may receive up to $205 million potential additional payments upon the achievement of certain development and sales milestones, as well as tiered, low double-digit royalties based on net sales of NBTXR3 in the licensed territories. The Company is also entitled to receive payments for development and commercial vials ordered by LianBio and supplied by the Company.

The license to commercialize a product candidate, ongoing transfer of unspecified know-how related to development and commercialization and the supply services (for commercial products) are in the scope of IFRS 15, as they are an output of the Company’s ordinary activities. For IFRS 15 purpose, it was determined that the license is not distinct from the commercial manufacturing services because the customer cannot benefit from the license without the manufacturing services and such services are not available from third party-contract manufacturers. Accordingly, the license and commercial manufacturing services are treated as one single performance obligation which is recognized as manufacturing services are performed. Milestone payments linked to regulatory marketing approvals will be included in the transaction price only when and if the contingency is resolved and will be recognized as revenue when manufacturing services are provided. Sales-based milestone payments will be recognized when the sales thresholds are achieved. Royalties will be recognized when the underlying sales are made by LianBio.
The $20 million upfront payment received in June 2021 has been recognized as a Contract Liability and will be recognized as revenue over the term of the arrangement, as manufacturing services (for commercial products) are provided.

The execution of development efforts leading to the regulatory marketing approvals are treated as a collaboration arrangement outside of the scope of IFRS 15. If any R&D cost incurred is eligible for partial reimbursement by Lianbio, the corresponding recharge is recognized as Other Income, as well as the supply of products necessary to conduct the clinical trials. The related income is recognized respectively when the products will be delivered to Lianbio and when the eligible costs are incurred by LianBio.

On May 9, 2022, the Company signed the clinical supply agreement with LianBio as defined in the license, development, and commercialization agreement This agreement provides for the supply by the Company to LianBio of vials of NBTXR3 and Cetuximab products for clinical trial development activities. For the period ended June 30, 2023, the Company billed the delivery of NBTXR3 and Cetuximab vials to LianBio amounting to €217 thousand, recorded within Other Income as it relates to the non-IFRS 15 components of the agreement (the development collaboration).
As of June 30, 2023, the Company signed a global trial collaboration agreement (or “GTCA”) with LianBio in connection with the License Agreement signed on May 11, 2021. As contemplated by the LianBio License Agreement, LianBio shall participate in the global registrational Phase 3 trial “HNSCC 312” conducted by Nanobiotix, with regards to NANORAY-312 trials conducted within the licensed territories. According to the GTCA, LianBio is responsible for all internal and external costs incurred in connection with the study in the licensee territories as well as all external costs and expenses incurred by or on behalf of the Company for the global study that are generally applicable to both the licensee territories study with respect to the patients enrolled within the enrollment commitment and the portion of the global study conducted outside of the licensee territories. Recharge of related costs to LianBio cumulated since 2021, has started to be invoiced by the Company during the first half of 2023: the recharge invoice billed to LianBio amounting to €1.3 million as of June 30, 2023, has been recorded within Other Income as it relates to the non-IFRS 15 components of the agreement (the development collaboration).

Grants and Subsidies

Since its creation, the Company has received, because of its innovative approach to nanomedicine, certain grants and subsidies from the French State or French public authorities. These grants and subsidies are intended to finance its general or specified activities. Grants are recognized as income as the related expenses are incurred, provided there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received.

Research tax credit

The research tax credit ("CIR") is granted to companies by the French government to encourage them to conduct technical and scientific research. Companies that can prove that they have incurred expenses that meet the required criteria (research expenses located in France or, since January 1, 2005, in the European Community or in another country that is a party to the Agreement on the European Economic Area and that has entered into a tax treaty with France containing an administrative assistance clause) are entitled to a tax credit which, in principle, can be offset against the corporate income tax due for the fiscal year in which the expenses were incurred and for the three following years. Any unused portion of the tax credit is then reimbursed by the Treasury. In the particular case where the Company qualifies as a small and medium-sized enterprise (SME), the Company may request immediate reimbursement of the balance of the tax credit without application of the three-year period.

The Company has benefited from the research tax credit since its creation. This financing is recorded under "Other income" in the year in which the corresponding expenses were incurred. The portion of the financing related to capitalized expenses is deducted in the balance sheet from the capitalized expenses and in the income statement from the amortization charges of these expenses.

Detail of revenue and other income

The following table summarizes the Company’s revenue and other income per category for the six-month period ended June 30, 2023 and 2022:

	For the six-month period ended June 30,
(in thousands of euros)	2023	2022
Services	—	—
Other sales	—	—
Total revenue	—	—
Research tax credit	1,604	1,053
Subsidies	202	111
Other Income	1,487	165
Total other income	3,293	1,329
Total revenue and other income	3,293	1,329

Research tax credit
Research tax credit increased from €1,053 thousand in 2022 to €1,604 thousand in 2023 due mainly to an increase of research and development expenses, and to the inclusion of additional eligible expenses from contract research organizations for clinical trials, mainly related to the 312 study.

Subsidies
Besides, “Subsidies” in the other income included €150 thousand recognized as revenue, in connection with the Bpifrance Deep Tech Funding granted to Curadigm SAS for the half-year ended June 30, 2023, as compared to €92 thousand for the half-year ended June 30, 2022.

Other income
At last, Other income includes the recharge of NANORAY-312 trials costs conducted within the territories of LianBio. in connection with the GTCA signed as of June 30, 2023 (see Note 4.1). The Company has started to invoice LianBio during the first half of 2023, amounting to €1.3 million as of June 30, 2023. The Company shall invoice LianBio for shared costs on a quarterly basis.

Other income also includes income for supply services, provided in connection with the clinical supply agreement signed in May 2022 with LianBio (see Note 4.1), amounting to €217 thousand for the half-year ended June 30, 2023, as compared to €160 thousand for the half-year ended June 30, 2022. The Company shall supply LianBio with NBTXR3 product for the purpose of the development of licensed products in LianBio’s territory.

16. Operating expenses

16.1 RESEARCH AND DEVELOPMENT EXPENSES

	For the six-month period ended June 30,
(in thousands of euros)	2023	2022
Purchases, sub-contracting and other expenses	(11,982)	(10,543)
Payroll costs (including share-based payments)	(5,239)	(5,395)
Depreciation, amortization and provision expenses(1)	(583)	(670)
Total research and development expenses	(17,805)	(16,608)
(1)see Note 16.4 Depreciation, amortization and provision expenses

Purchases, sub-contracting and other expenses increased by €1.4 million for the six-month period ended June 30, 2023 as compared to the same period in 2022. This increase reflects the Company's focus on advancing its clinical trial development priorities, specifically the global Phase 3 registrational trial (NANORAY-312).

R&D Payroll costs slightly decreased by €0.2 million, or by 3% for the six-month period ended June 30, 2023 as compared with the same period in 2022, which is mainly due by the changes in the geographic mix and seniority of our employees.

16.2 SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	For the six-month period ended June 30,
(in thousands of euros)	2023	2022
Purchases, fees and other expenses	(5,398)	(4,251)
Payroll costs (including share-based payments)	(5,295)	(5,244)
Depreciation, amortization and provision expenses (1)	(172)	(140)
Total SG&A expenses	(10,864)	(9,635)
(1)see Note 16.4 Depreciation, amortization and provision expenses

Purchases, fees and other expenses increased by €1.1 million for the six-month period ended June 30, 2023 as compared to the same period in 2022 and mainly relates to the €1.4 million fees to be paid to a financial adviser, further to an advisory services agreement between the parties which has been subsequently terminated (See Note 23 subsequent event).

SG&A payroll costs slightly increased by €0.1 million, or 1%, for the six-month period ended June 30, 2023 as compared to the same period in 2022, which is mainly due to management of SG&A payroll expenses.

16.3 PAYROLL COSTS

	For the six-month period ended June 30,
(in thousands of euros)	2023	2022
Wages and salaries	(6,814)	(6,711)
Payroll taxes	(2,338)	(2,531)
Share-based payments	(1,349)	(1,360)
Retirement benefit obligations	(33)	(38)
Total payroll costs	(10,534)	(10,640)
Average headcount	98	99
End-of-period headcount	101	103

As of June 30, 2023, the Company had 101 employees, including 71 in R&D and 30 in selling, general and administrative expenses, compared to 103 as of June 30, 2022.

In the first half of 2023, salaries and payroll taxes remained stable as compared to the first half of 2022.

In accordance with IFRS 2 – Share-based Payment, the share-based payment expense recognized in the statement of consolidated operations reflects the amortization of the fair value of the granted awards over the service period. The share-based payment expenses amounted to €1.3 million for the period ended June 30, 2023, which is stable compared with June 30, 2022 (see Note 17 Share-based payments).

16.4 DEPRECIATION, AMORTIZATION AND PROVISION EXPENSES

Depreciation, amortization and provision expenses by function are detailed as follows:

	For the six month period ended June 30, 2023
(in thousands of euros)	R&D	SG&A	Total
Amortization expense of intangible assets	—	—	—
Amortization expense of tangible assets	(579)	(162)	(740)
Litigations	—	—	—
Provision for charges	(4)	(10)	(14)
Reversal of provision for charges	—	—	—
Total depreciation, amortization and provision expenses	(583)	(172)	(754)

	For the six month period ended June 30, 2022
(in thousands of euros)	R&D	SG&A	Total
Amortization expense of intangible assets	(14)	—	(14)
Amortization expense of tangible assets	(579)	(153)	(732)
Litigations	3	1	5
Provision for charges	(80)	—	(80)
Reversal of provision for disputes	—	12	12
Total depreciation, amortization and provision expenses	(670)	(140)	(809)

16.5 OTHER OPERATING INCOME AND EXPENSES

	For the six-month period ended June 30,
(in thousands of euros)	2023	2022
Contract termination indemnities (PharmaEngine)	—	(963)
Contract termination indemnities	(46)	—
Other non recurring income	52	—
Total other operating income and expenses	6	(963)

As of June 30, 2023, the Company has not recorded any material other operating income and expenses.
As of June 30, 2022, the Company has made the $1 million payment following receipt and validation of certain clinical study reports, in the context of the termination agreement signed with PharmaEngine,

17. Share-based payments

Detail of share-based payments

The Company has granted stock options (OSA), founders’ warrants (BSPCE), warrants (BSA), and free shares (AGA) to corporate officers, employees, members of the Executive and Supervisory Board and consultants of the Group. In certain cases, exercise of the stock options, founders’ warrants and warrants is subject to performance conditions. The Company has no legal or contractual obligation to pay the options in cash.

The number of stock options, founders’ warrants, warrants and free shares outstanding on June 30, 2023 and their main characteristics, are detailed below:

Founders’ warrants outstanding as at June 30, 2023

	BSPCE 08-2013	BSPCE 09-2014	BSPCE 2015-1	BSPCE 2015-3
Date of the shareholders' meeting	28-Jun-13	18-Jun-14	18-Jun-14	18-Jun-14
Date of grant by the Executive Board	28-Aug-13	16-Sep-14	10-Feb-15	10-Jun-15
Total number of BSPCEs authorized	500,000	450,000	450,000	450,000
Total number of BSPCEs granted	50,000	97,200	71,650	53,050
Total number of shares to which the BSPCE were likely to give right on the date of their grant	50,000	97,200	71,650	53,050
the number of which that may be subscribed by corporate officers:	—	21,000	24,000	—
the number that can be subscribed by Laurent LEVY	—	21,000	24,000	—
Number of beneficiaries who are not corporate officers	1	30	13	42
Starting date for the exercise of the BSPCE	08/28/13	09/16/15	02/10/2016	06/10/2016
BSPCE expiry date	08/28/23	09/16/24	02/10/2025	06/10/2025
BSPCE exercise price	€5.92	€18.68	€18.57	€20.28
Number of shares subscribed as of June 30, 2023	—	—	—	—
Total number of BSPCEs lapsed or cancelled as of June 30, 2023	—	11,250	3,200	23,050
Total number of BSPCEs outstanding as of June 30, 2023	50,000	85,950	68,450	30,000
Total number of shares available for subscription as of June 30, 2023	50,000	85,950	68,450	30,000
Maximum total number of shares that may be subscribed for upon exercise of all outstanding BSPCEs (assuming that all the conditions for the exercise of the related BSPCEs are met)	50,000	85,950	68,450	30,000

	BSPCE 2016 Ordinary	BSPCE 2016 Performance	BSPCE 2017 Ordinary	BSPCE “2017”
Date of the shareholders' meeting	25-Jun-15	25-Jun-15	23-Jun-16	23-Jun-16
Date of grant by the Executive Board	2-Feb-16	2-Feb-16	7-Jan-17	7-Jan-17
Total number of BSPCEs authorized	450,000	450,000	450,000	450,000
Total number of BSPCEs granted	126,400	129,250	117,650	80,000
Total number of shares to which the BSPCE were likely to give right on the date of their grant	126,400	129,250	117,650	80,000
the number of which that may be subscribed by corporate officers:	23,500	23,500	26,400	32,000
the number of which that may be subscribed by Laurent LEVY	23,500	23,500	26,400	32,000
Number of beneficiaries who are not corporate officers	43	50	42	3
Starting date for the exercise of the BSPCE	02/02/2017	02/02/2016	01/07/2017	01/07/2017
BSPCE expiry date	02/02/2026	02/02/2026	01/07/2027	01/07/2027
BSPCE exercise price	€14.46	€14.46	€15.93	€15.93
Number of shares subscribed as of June 30, 2023	333	—	—	—
Total number of BSPCEs lapsed or cancelled as of June 30, 2023	25,850	29,682	18,850	—
Total number of BSPCEs outstanding as of June 30, 2023	100,217	99,568	98,800	80,000
Total number of shares available for subscription as of June 30, 2023	100,217	99,568	98,800	80,000
Maximum total number of shares that may be subscribed for upon exercise of all outstanding BSPCEs (assuming that all the conditions for the exercise of said BSPCEs are met)	100,217	99,568	98,800	80,000

Warrants outstanding as at June 30, 2023

	BSA 2013	BSA 2014	BSA 2015-1	BSA 2015-2 (a)
Date of the shareholders’ meeting	4-May-12	18-Jun-14	18-Jun-14	18-Jun-14
Date of grant by the Executive Board	10-Apr-13	16-Sep-14	10-Feb-15	25-Jun-15
Maximum number of BSAs authorized	200,000	100,000	100,000	100,000
Total number of BSAs granted	10,000	14,000	26,000	64,000
Number of shares to which the BSA were likely to give right on the date of their grant	10,000	14,000	26,000	64,000
including the total number of shares that may subscribed by the corporate officers of the Company	—	8,000	15,000	—
Relevant officers:
Anne-Marie GRAFFIN	—	—	5,000	—
Enno SPILLNER	—	—	3,000	—
Alain HERRERA	—	4,000	5,000	—
Gary PHILLIPS	—	—	—	—
Christophe DOUAT (observer)	—	4,000	2,000	—
Number of beneficiaries who are not corporate officers	1	1	2	1
Starting date for the exercise of the BSA	04/30/2014	09/16/2014	02/10/2015	06/25/2015
BSA expiry date (6)	04/10/2023	09/16/2024	02/10/2025	06/25/2025
BSA issue price	€2.50	€4.87	€4.87	€5.00
Exercise price per BSA	€6.37	€17.67	€17.67	€19.54
Number of shares subscribed as of June 30, 2023	—	—	—	—
Total number of forfeited or cancelled BSAs as of June 30, 2023	10,000	4,000	5,000	—
Total number of BSAs outstanding as of June 30, 2023	—	10,000	21,000	64,000
Total number of shares available for subscription as of June 30, 2023 (considering the conditions of exercise of the BSAs)	—	—	—	—
Maximum total number of shares that may be subscribed for upon exercise of all outstanding BSAs (assuming that all the conditions for the exercise of said BSAs are met)	—	10,000	21,000	64,000

	BSA 2018	BSA 2018-1	BSA 2018-2	BSA 2019-1	BSA 2020	BSA 2021 (a)	BSA 2021 (b)
Date of the shareholders’ meeting	14-Jun-17	14-Jun-17	23-May-18	23-May-18	11-Apr-19	30-Nov-20	30-Nov-20
Date of grant by the Executive Board	6-Mar-18	6-Mar-18	27-Jul-18	29-Mar-19	17-Mar-20	20-Apr-21	20-Apr-21
Maximum number of BSAs authorized	116,000	116,000	140,000	140,000	500,000	650,000	650,000
Total number of BSAs granted	18,000	10,000	5,820	18,000	18,000	48,103	30,000
Number of shares to which the BSA were likely to give right on the date of their grant	18,000	10,000	5,820	18,000	18,000	48,103	30,000
including the total number of shares that may subscribed by the corporate officers of the Company	12,700	—	—	12,700	14,024	—	—
Relevant officers:
Anne-Marie GRAFFIN	2,900	—	—	2,900	3,843	—	—
Enno SPILLNER	4,000	—	—	4,000	3,829	—	—
Alain HERRERA	2,900	—	—	2,900	3,195	—	—
Gary PHILLIPS	—	—	—				—
Christophe DOUAT (observer)	2,900	—	—	2,900	3,157	—	—
Number of beneficiaries who are not corporate officers	1	1	1	1	1	1	1
Starting date for the exercise of the BSA	03/06/2018	03/06/2018	07/27/18	03/29/19	03/17/20	04/20/21	04/20/21
BSA expiry date (6)	03/06/2023	03/06/2023	07/27/28	03/29/29	03/17/30	04/20/31	04/20/31
BSA issue price	€1.62	€1.62	€2.36	€1.15	€0.29	€2.95	€0.68
Exercise price per BSA	€13.55	€13.55	€16.10	€11.66	€6.59	€13.47	€13.64
Number of shares subscribed as of June 30, 2023	—	—	—	—	—	—	—
Total number of forfeited or cancelled BSAs as of June 30, 2023	18,000	10,000	—	—	—	33,672	30,000
Total number of BSAs outstanding as of June 30, 2023	—	—	5,820	18,000	18,000	14,431	—
Total number of shares available for subscription as of June 30, 2023 (considering the conditions of exercise of the BSAs)	—	—	—	—	—	—	—
Maximum total number of shares that may be subscribed for upon exercise of all outstanding BSAs (assuming that all the conditions for the exercise of said BSAs are met)	—	—	5,820	18,000	18,000	14,431	—

Stock options outstanding as at June 30, 2023

	OSA 2016-1 Performance	OSA 2016-2	OSA 2017 Ordinary	OSA 2018	OSA 2019-1	OSA 2019 LLY
Date of the shareholders’ meeting	25-Jun-15	23-Jun-16	23-Jun-16	14-Jun-17	23-May-18	11-Apr-19
Date of grant by the Executive Board	02-Feb-16	03-Nov-16	07-Jan-17	6-Mar-18	29-Mar-19	24-Oct-19
Total number of OSAs authorized	450,000	450,000	450,000	526,800	648,000	500,000
Total number of OSAs granted	6,400	4,000	3,500	62,000	37,500	500,000
Total number of shares to which the OSAs were likely to give right on the date of their grant	6,400	4,000	3,500	62,000	37,500	500,000
including the number that may be subscribed or purchased by corporate officers:	—	—	—	—	—	500,000
the number that can be subscribed by Laurent LEVY	—	—	—	—	—	500,000
the number that can be subscribed by Anne-Juliette HERMANT	—	—	—	—	—	—
the number that can be subscribed by Bart VAN RHIJN	—	—	—	—	—	—
Number of beneficiaries who are not corporate officers	2	1	2	5	12	—
Starting date for the exercise of the OSA	02/02/2017	11/03/2017	01/08/2018	03/07/2019	03/30/2021	10/24/2019
OSA expiry date	02/02/2026	11/03/2026	01/07/2027	03/06/2028	03/29/2029	10/24/2029
Exercise price per OSA	€13.05	€14.26	€14.97	€12.87	€11.08	€6.41
Number of shares subscribed as of June 30, 2023	—	—	—	—	—	—
Total number of lapsed or cancelled OSAs as of June 30, 2023	6,000	—	3,000	10,000	11,750	—
Total number of OSAs outstanding as of June 30, 2023	400	4,000	500	52,000	25,750	500,000
Maximum number of shares available for subscription as of June 30, 2023 (given the vesting conditions of the OSAs)	120	4,000	500	52,000	25,750	—
Maximum total number of shares that may be subscribed for upon exercise of all outstanding OSAs (assuming that all the conditions for the exercise of said OSAs are met)	400	4,000	500	52,000	25,750	500,000

	OSA 2020	OSA 2021-04 Ordinary	OSA 2021-04 Performance	OSA 2021-06 Performance	OSA 2021-06 Ordinary
Date of the shareholders’ meeting	11-Apr-19	30-Nov-20	30-Nov-20	30-Nov-20	28-Apr-21
Date of grant by the Executive Board	11-Mar-20	20-Apr-21	20-Apr-21	21-Jun-21	21-Jun-21
Total number of OSAs authorized	500,000	850,000	1,000,000	1,000,000	850,000
Total number of OSAs granted	407,972	143,200	428,000	60,000	60,000
Total number of shares to which the OSAs were likely to give right on the date of their grant	407,972	143,200	428,000	60,000	60,000
including the number that may be subscribed or purchased by corporate officers:	180,000	—	240,000	60,000	60,000
the number that can be subscribed by Laurent LEVY	120,000	—	180,000	—	—
the number that can be subscribed by Anne-Juliette HERMANT	60,000	—	60,000	—	—
the number that can be subscribed by Bart VAN RHIJN	—	—	—	60,000	60,000
Number of beneficiaries who are not corporate officers	104	13	14	—	—
Starting date for the exercise of the OSA	03/11/2021	04/20/22	04/20/22	06/21/22	06/21/22
OSA expiry date	03/11/2030	04/20/31	04/20/31	06/21/31	06/21/31
Exercise price per OSA	€6.25	€13.74	€13.74	€12.99	€12.99
Number of shares subscribed as of June 30, 2023	—	—	—	—	—
Total number of lapsed or cancelled OSAs as of June 30, 2023	28,065	103,000	60,000	—	—
Total number of OSAs outstanding as of June 30, 2023	379,907	40,200	368,000	60,000	60,000
Maximum number of shares available for subscription as of June 30, 2023 (given the vesting conditions of the OSAs)	379,907	30,128	—	—	40,000
Maximum total number of shares that may be subscribed for upon exercise of all outstanding OSAs (assuming that all the conditions for the exercise of said OSAs are met)	379,907	40,200	368,000	60,000	60,000

	OSA 2022-001 Performance	OSA 2022-06 Performance	OSA 2022-06 Ordinaire
Date of the shareholders’ meeting	30-Nov-20	30-Nov-20	28-Apr-21
Date of grant by the Executive Board	22-Jun-22	22-Jun-22	22-Jun-22
Total number of OSAs authorized	1,000,000	1,000,000	850,000
Total number of OSAs granted	20,000	170,400	410,500
Total number of shares to which the OSAs were likely to give right on the date of their grant	20,000	170,400	410,500
including the number that may be subscribed or purchased by corporate officers:	—	—	245,000
the number that can be subscribed by Laurent LEVY	—	—	150,000
the number that can be subscribed by Anne-Juliette HERMANT	—	—	35,000
the number that can be subscribed by Bart VAN RHIJN	—	—	60,000
Number of beneficiaries who are not corporate officers	1	83	49
Starting date for the exercise of the OSA	04/14/23	06/22/23	06/22/23
OSA expiry date	04/14/32	06/22/32	06/22/32
Exercise price per OSA	€6.17	€4.16	€4.16
Number of shares subscribed as of June 30, 2023	—	—	—
Total number of lapsed or cancelled OSAs as of June 30, 2023	20,000	14,400	12,500
Total number of OSAs outstanding as of June 30, 2023	—	156,000	398,000
Maximum number of shares available for subscription as of June 30, 2023 (given the vesting conditions of the OSAs)	—	—	139,333
Maximum total number of shares that may be subscribed for upon exercise of all outstanding OSAs (assuming that all the conditions for the exercise of said OSAs are met)	—	156,000	398,000

Free shares outstanding as at June 30, 2023

	AGA 2020	AGA 2021	AGA 2022	AGA 2023 -= P1	AGA 2023 - P2
Date of the shareholders’ meeting	11-Apr-19	30-Nov-20	20-Apr-21	27-Jun-23	27-Jun-23
Date of grant by the Executive Board	11-Mar-20	20-Apr-21	22-Jun-22	27-Jun-23	27-Jun-23
Total number of AGAs authorized	650,000	850,000	850,000	1,200,000	1,200,000
Total number of AGAs granted	50,000	362,515	300,039	427,110	439,210
Total number of shares to which the AGAs were likely to give right on the date of their grant	50,000	362,515	300,039	427,110	439,210
including the number that can be subscribed by corporate officers:	50,000	270,000	245,000	298,860	293,470
the number that can be subscribed by Laurent LEVY	—	180,000	150,000	200,116	200,116
the number that can be subscribed by Anne-Juliette HERMANT	50,000	90,000	35,000	33,354	33,354
the number that can be subscribed by Bart VAN RHIJN	—	—	60,000	65,390	65,390
Number of beneficiaries who are not corporate officers	—	79	79	88	87
Date of acquisition (end of the acquisition period)	03/11/22	04/20/23	06/22/24	06/27/25	06/27/25
Number of shares subscribed as of June 30, 2023	50,000	354,510	—	—	—
Total number of AGAs lapsed or cancelled as of June 30, 2023	—	8,005	1,009	—	—
Total number of AGAs outstanding as of June 30, 2023	—	—	299,030	427,110	439,210
Total number of shares that may be subscribed	—	—	299,030	427,110	439,210
Duration of the holding period	1 year	1 year	1 year	1 year	1 year

	BSPCE	BSA	OSA	AGA	Total
Total number of shares underlying grants outstanding as of June 30, 2023	612,985	151,251	2,044,757	1,165,350	3,974,343
The measurement methods used to estimate the fair value of stock options, warrants and free shares are described below:
•The exercise price is based on the share price at the grant date, except for the BSA 2014 which exercise price was set at €17.67, taking into account both the average share price on the 20 days preceding the grant date and the expected development perspectives of the Company;
•The risk-free rate was determined based on the average life of the instruments; and
•Volatility was determined based on a sample of listed companies in the biotechnology sector at the grant date and for a period equal to the life of the warrant or option.

The performance conditions for all of the plans were assessed as follows:
•Performance conditions unrelated to the market were analyzed to determine the likely exercise date of the warrants and options and expense was recorded accordingly based on the probability these conditions would be met; and
•Market-related performance conditions were directly included in the calculation of the fair value of the instruments.

As of June 30, 2023, the assumptions related to the probability that the performance conditions of the BSPCE, BSA and OSA will be met have been updated:

BSPCE	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the first half of 2023 (in thousands of euros)	Expense for the first half of 2022 (in thousands of euros)
BSPCE 2012-2	6.65	6.63	44.3% - 47.6%	5 / 7.3	0.84% - 1.22%	0.00%	288	—	—
BSPCE 08-2013	6.30	5.92	256%	7	0.90%	0.00%	152	—	—
BSPCE 09-2014	18.68	18.68	58%	5.5/6/6.5	0.64%	0.00%	932	—	—
BSPCE 2015-2	18.57	18.57	58% - 62% - 61%	5.5/6/6.5	0.39%	0.00%	50	—	—
BSPCE 2015-3	20.28	20.28	61% - 62% - 61%	5.5/6/6.5	0.56%	0.00%	483	—	—
BSPCE 2016 Ordinary	14.46	14.46	59% - 62% - 60%	5.5/6/6.5	0.32%	0.00%	1,080	2	—
BSPCE 2016 Performance	14.46	14.46	59%	5	0.19%	0.00%	1,212	18	27
BSPCE 2017 Ordinary	15.93	15.93	58% - 61% - 59%	5.5/6/6.5	0.23%	0.00%	1,000	1	—
BSPCE 2017	15.93	15.93	59%	5	0.11%	0.00%	627	—	—
Total BSPCE	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	25	27

BSA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the first half of 2023 (in thousands of euros)	Expense for the first half of 2022 (in thousands of euros)
BSA 04-2012	6.00	6.00	49%	10	0.96%	0.00%	183	—	—
BSA 2013	6.30	6.30	156%	6	0.90%	0.00%	1	—	—
BSA 2014	18.68	17.67	57%	5	0.41%	0.00%	—	—	—
BSA 2015-1	17.67	17.67	58%	5	0.26% - 0.27%	0.00%	63	—	—
BSA 2015-2 (a)	17.67	17.67	58%-58%-57%-58%	5/5.1/ 5.3/5.4	0.39%	0.00%	16	—	—
BSA 2017	15.76	15.76	33%	2.4	—%	0.00%	—	—	—
BSA 2018	13.55	13.55	38%	4.8	0.7% - 0.1%	0.00%	2	—	—
BSA 2018-1	13.55	13.55	38%	4.8	0.7% - 0.1%	0.00%	—	—	—
BSA 2018-2	16.10	16.10	38%	4.8	0.7% - 0.1%	0.00%	1	—	—
BSA 2019-1	11.66	11.66	37%	9.8/9.9	0.16% - 0.50%	0.00%	24	—	—
BSA 2020	13.03	6.59	38%	10	/ -0.07%	0.00%	19	—	—
BSA 2021 (a)	13.47	13.47	39.10%	10	0.27%	0.00%	44	—	—
BSA 2021 (b)	n.a.	13.64	n.a.	10	n.a.	0.00%	—	—	—
Total BSA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	—	—

OSA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the first half of 2023 (in thousands of euros)	Expense for the first half of 2022 (in thousands of euros)
OSA 2016 Performance	13.05	13.05	59%	5	0.19%	0.00%	69	—	—
OSA 2016-2	14.26	14.26	58% - 62% - 59%	5.5 / 6 /6.5	0.04%	0.00%	27	—	—
OSA 2017 Ordinary	15.93	14.97	58% - 61% - 59%	5.5 / 6 /6.5	0.23%	0.00%	31	—	—
OSA 2018	12.87	12.87	35%	5.5 / 6 /6.5	—%	0.00%	252	—	—
OSA 2019-1	11.08	11.08	38.1% / 37.4%	6 /6.5	0.103% / 0.149%	0.00%	140	—	(1)
OSA 2019-2	6.41	6.41	37%	10	0.40%	0.00%	252	—	—
OSA 2020	6.25	6.25	38.30%	10	0.31%	0.00%	939	13	28
OSA 2021-04 O	13.60	13.74	38.9% - 37.8% - 38.3%	5.5 / 6 /6.5	0.38% / 0.33% / 0.28%	0.00%	684	25	(49)
OSA 2021-04 P	13.60	13.74	39.10%	10	0.03%	0.00%	1,816	86	76
OSA 2021-06 O	12.20	12.99	39.2% - 37.9% - 38.1%	5.5 / 6 /6.5	0.35% / 0.30% / 0.26%	0.00%	246	33	72
OSA 2021-06 P	12.20	12.99	39.10%	10	0.13%	0.00%	212	12	12
OSA 2022-001 P	6.06	6.17	40.00%	10	1.29%	0.00%	1	—	—
OSA 2022-06 P	3.68	4.16	40.08%	10	2.28%	0.00%	71	4	—
OSA 2022-06 O	3.68	4.16	42.06% - 41.21% - 40.65%	5.5 / 6 /6.5	1.83% / 1.87% / 1.90%	0.00%	580	170	8
Total OSA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	343	147

AGA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the first half of 2023 (in thousands of euros)	Expense for the first half of 2022 (in thousands of euros)
AGA 2018-1	12.87	0.00	n.a.	n.a.	0.00%	0.00%	4,951	—	—
AGA 2018-2	12.87	0.00	n.a.	n.a.	0.00%	0.00%	75	—	—
AGA 2019-1	10.90	0.00	n.a.	n.a.	0.19% / 0.141%	0.00%	4,776	—	—
AGA 2020	5.90	0.00	n.a.	n.a.	-0.74%/ -0.69%	0.00%	287	—	28
AGA 2021	13.60	0.00	n.a.	n.a.	0.63% / 0.59%	0.00%	4,869	694	1,146
AGA 2022	3.68	0	n.a.	n.a.	0.95% /1.46%	0.00%	1,092	271	12
AGA 2023 - P1	4.87	0.00	n.a.	n.a.	3% / 3.2%	0.00%	2,071	9	n.a.
AGA 2023 - P2	4.87	0	n.a.	n.a.	3% /3.2%	0.00%	2,130	9	n.a.
Total AGA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	982	1,186

(in thousands of euros)	BSPCE	BSA	OSA	AGA	Total
Expense for the year ended June 30, 2023	25	—	343	982	1,349

(in thousands of euros)	BSPCE	BSA	OSA	AGA	Total
Expense for the year ended June 30, 2022	27	—	147	1,186	1,360

18. Net financial income (loss)

	For the six month period ended June 30,
(in thousands of euros)	2023	2022
Income from cash and cash equivalents	450	6
Foreign exchange gains	370	2,459
Other financial income	—	—
Total financial income	820	2,465
Interest cost	(3,714)	(2,602)
EIB debt catch-up	809	—
IFRS 16 related interests	(103)	(122)
Foreign exchange losses	(537)	(216)
Total financial expenses	(3,545)	(2,940)
Net financial income (loss)	(2,725)	(474)
For the six month period ended June 30, 2023, the €0.5 million income from cash and cash equivalents was related to short-term deposits. The foreign exchange gains realized by the Company amounted to €0.4 million mainly related to the appreciation of the USD on HSBC bank account denominated in U.S. dollars. As of June 30, 2023, the interest cost amounts to €3.7 million, mainly due to interest costs on the EIB loan (see Note 12.1 Conditional advances, bank loan and loan granted by public authorities) which is an addition of EIB fixed and variable rate interests for €3.6 million.

For the six month period ended June 30, 2022, the foreign exchange gains realized by the Company amounted to €2.5 million mainly related to the HSBC bank account denominated in U.S. dollars.

As of June 30, 2022, the interest cost amounts to €2.6 million, mainly due to interest costs on the EIB loan (see Note 12.1 Conditional advances, bank loan and loan granted by public authorities) which is an addition of EIB fixed and variable rate interests for respectively €0.8 million and €1.7 million.

EIB debt catch-up

The P&L catch up impact of €0.8 million is related to the update of the forecasts of debt outflows mostly due to the consideration of the license agreement signed with Janssen signed on July 7, 2023. (See Note 12 Financial Liabilities).

19. Segment reporting

In accordance with IFRS 8 – Operating Segments, reporting by operating segment is derived from the internal organization of the Company’s activities; it reflects management’s viewpoint and is established based on internal reporting used by the chief operating decision maker (the Company’s Chairman and the members of the Executive and Supervisory Board) to allocate resources and to assess performance. The Company operates in a single operating segment: research and development in product candidates that harness principles of physics to transform cancer treatment. The assets, liabilities and operating loss realized are primarily located in France.

20. Loss per share

	For the six month period ended June 30,
	2023	2022
Net loss for the period (in thousands of euros)	(28,099)	(26,357)
Weighted average number of shares	35,037,052	34,891,876
Basic loss per share (in euros)	(0.80)	(0.76)
Diluted loss per share (in euros)	(0.80)	(0.76)
Instruments providing deferred access to the capital (stock options, free shares, founders' warrants, warrants and equity line) are considered to be anti-dilutive because they result in a decrease in the loss per share. Therefore, diluted loss per share is identical to basic loss per share as all equity instruments issued, representing a total of 9,174,343 potential additional ordinary shares, have been considered antidilutive (including 5,200,000 equity line related warrants, please refer to Note 10.3 for more details)

21. Commitments

The off-balance sheet commitments have not changed significantly since December 31, 2022, except for the following:

Obligations under the loan agreement with the EIB

In the event the EIB loan is repaid early, or in the event of a change of control after repayment of the loan, the amount of royalties due will be equal to the higher of the net present value of the royalties as determined by an independent expert required in order for the Bank to realize an internal rate of return on the loan of 20% or an amount equal to €35.0 million.

As part of the Amendment Agreement in respect of the EIB, the Company has agreed to maintain a minimum cash and cash equivalents balance equal to the outstanding principal owed to EIB which is €25.3 million as of June 30, 2023. All other covenants included in the 2018 finance contract remain unchanged, other than aforementioned cash covenant which has been lowered to €10.3 million as of June 30, 2023 pursuant to a temporary waiver that was automatically extended until January 31, 2024 upon the Company’s entry into the Janssen Agreement on July 7, 2023.

As of June 30, 2023, Cash and cash equivalents amounts to €21.6 million and no covenant is in breach.

In certain circumstances, including any material adverse change, a change of control of the Company or if Dr. Laurent Levy, Chairman of the Executive Board, ceases to hold office, the Company may be required to pay a cancellation fee. If Dr. Laurent Levy ceases to hold a certain number of shares or ceases to be an officer, the EIB may require early repayment of the loan.

22. Related parties

Key management personnel compensation

The compensation presented below, granted to the members of the Executive Board and Supervisory Board was recognized in expenses over the period shown:

	For the six-month period ended June 30,
(in thousands of euros)	2023	2022
Salaries, wages and benefits	704	486
Share-based payments	1,001	1,131
Supervisory Board’s fees	78	95
Total compensation to related parties	1,783	1,712

The methods used to measure share-based payments are presented in Note 17 Share-based payments of the Company’s financial statements as of and for the year ended December 31, 2022.

23. Subsequent events

Janssen agreement
On July 10, 2023, Nanobiotix announced a global licensing, co-development, and commercialization agreement with Janssen Pharmaceutica NV (“Janssen”), a Johnson & Johnson company, for the investigational, potential first-in-class radioenhancer NBTXR3. Under the terms of the license agreement, the Company granted Janssen a worldwide license for the development and commercialization of NBTXR3. The license is exclusive, excepting territories previously licensed to Nanobiotix partner LianBio.
Nanobiotix will maintain operational control of NANORAY-312 and all other currently ongoing studies, along with NBTXR3 manufacture, clinical supply, and initial commercial supply. Janssen will be fully responsible for an initial Phase 2 study evaluating NBTXR3 for patients with stage three lung cancer and will have the right to assume control of studies currently led by Nanobiotix.

Following the Hart-Scott-Rodino Act (“HSR”) antitrust clearance, the Company has received an upfront cash licensing fee of $30 million. The Company is eligible for success-based payments of up to $1.8 billion, in the aggregate, relating to potential development, regulatory, and sales milestones. Moreover, the agreement includes a framework for additional success-based potential development and regulatory milestone payments of up to $650 million, in the aggregate, for five new indications that may be developed by Janssen at its sole discretion; and of up to $220 million, in the aggregate, per indication that may be developed by Nanobiotix in alignment with Janssen. Following commercialization, the Company will also receive tiered double-digit royalties on net sales of NBTXR3.
Separately, the Company is eligible to receive up to $30 million in equity investments from Johnson & Johnson Innovation – JJDC, Inc. (“JJDC”), including an initial tranche equal to $5 million issued without preferential subscription rights that has already been received as of September 13, 2023. A second tranche of $25 million may be received subject to certain maximum ownership caps and in connection with a future qualified equity raise of at least $25 million (excluding the potential investment by JJDC) which must occur prior to certain long-term development milestones or December 31, 2027, at the latest.
Shareholders meeting held on September 1, 2023
A shareholders’ meeting of the Company was held on September 1, 2023 in which shareholders voted on the implementation of the first tranche of $5 million by JJDC in a private placement previously announced on July 10, 2023. All resolutions relating to this operation were approved and, consequently, the Company was cleared to issue the shares in a subscription by JJDC of 959,637 new ordinary shares representing, as of today, 2.65% of the issued share capital of the Company. The proceeds of the first equity investment by JJDC were received on September 13, 2023.

Termination agreement with a financial service provider
The Company and its financial service provider had entered into an advisory services agreement on November, 28, 2018 to facilitate transactions and act as the Company’s exclusive financial adviser relating to a certain scope of transactions, including a major licensing transaction. As part of the termination agreement executed by and between the Company and this financial service provider as of July 19, 2023, the Company is committed to pay to its financial service provider, in addition to the $1.5 million paid in August 2023:
•an amount of $750 thousand on the sooner of a next financing round of a certain minimum amount or when the Company will receive an amount in consideration of the achievement of a clinical development milestone as per the license agreement signed with Janssen.
•an additional payment of $750 thousand, upon the achievement of further milestones as per the license agreement signed with Janssen.

CERTIFICATION OF THE PERSON RESPONSIBLE FOR THE HALF-YEAR FINANCIAL REPORT

I hereby certify that, to my knowledge, the condensed consolidated financial statements for the six-month period ended June 30, 2023 were prepared in accordance with applicable accounting principles and give a fair view of assets, financial position and results of the Company and all companies included in the scope of consolidation, and the interim activity report attached provides an accurate picture of the significant events having occurred during the first six months of the financial year, of their impact on the half-year financial statements, of the major transactions with related parties as well as a description of the main risks and uncertainties for the remaining six months of the financial year.

Paris, September 26, 2023
Laurent LEVY
Chairman of the Executive Board